EXHIBIT 99.1

                                  To Holders of

                     $200,000,000 12% Senior Notes due 2009
                                       and
                 (pound)75,000,000 12 1/4% Senior Notes DUE 2009







                             ANNUAL FINANCIAL REPORT

                                       OF
                                PREMIER FOODS PLC
                   (FORMERLY PREMIER INTERNATIONAL FOODS PLC)

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                               PREMIER FOODS PLC

           This report is being filed in accordance with Section 4.7 of the Indenture, dated August 10, 1999, between Premier Foods plc (formerly Premier International Foods plc) ("Premier") and Bankers Trust Company, as Trustee, with respect to the 12 1/4% Sterling-denominated Senior Notes due 2009 and 12% Dollar-denominated Senior Notes due 2009 (together, the "Notes") issued by Premier.



                               CERTAIN TERMINOLOGY

           Unless otherwise indicated, references to "Premier", "the Group", "we", "us", "our" and "ours" in this annual report are to Premier Foods plc (formerly Premier International Foods plc) and its consolidated subsidiaries. The "Company" refers to Premier Foods plc (formerly Premier International Foods plc) excluding its consolidated subsidiaries. "Premier Holdings" refers to Premier Foods (Holdings) Limited, our parent company (formerly known as Premier Holdings Limited, formerly known as Hillsdown Holdings Limited). "Premier Financing" refers to Premier Financing Limited, our wholly owned subsidiary. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. The "Notes" refers to our $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior Notes due 2009. The "Indenture" refers to the Indenture, dated as of August 10, 1999, between Premier and Bankers Trust Company, as Trustee. The "Senior Credit Facility" refers to the bank credit facility we have under the Senior Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent. "SEC" refers to the Securities and Exchange Commission. Unless otherwise indicated herein, references to 2002, 2001 and 2000 refer to the fiscal years ended December 31, 2002, 2001 and 2000, respectively. "U.K." refers to the United Kingdom of Great Britain and Northern Ireland. The "U.S." and "United States" refer to the United States of America. "E.U." refers to the European Union.

           On September 23, 2002, Premier International Foods plc changed its name to Premier Foods plc.

            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

           This report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding Premier's intentions, beliefs or current expectations concerning, among other things, Premier's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

           By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that Premier's actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. In addition, even if Premier's results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods.

           We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on Premier's behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this annual report.

                  ANNUAL FINANCIAL REPORT OF PREMIER FOODS PLC

                                      INDEX


                                                                           PAGE

Report of Independent Accountants - 2000, 2001 and 2002                      1
Audited Consolidated Financial Statements

     Consolidated Profit and Loss Accounts for each of the three years in    2
     the three-year period ended December 31, 2002

     Consolidated Balance Sheets at December 31, 2001 and 2002               3

     Consolidated Statements of Total Recognised Gains and Losses            4

     Note of Consolidated Historical Cost Profits and Losses                 4

     Reconciliation of Movements in Consolidated Shareholder's Funds         4

     Consolidated Cash Flow Statements                                       5

     Notes to the Consolidated Financial Statements                          7

         REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND
                       SHAREHOLDERS OF PREMIER FOODS PLC

           In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss, cash flows and shareholder's funds, included on pages 2 to 45, present fairly, in all material respects, the financial position of Premier Foods plc and its subsidiaries at December 31, 2001 and December 31, 2002, and the results of their operations, their cash flows and shareholder's funds for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 in conformity with accounting principles generally accepted in the U.K. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the U.K. and auditing standards generally accepted in the U.S., which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           Accounting principles generally accepted in the U.K. vary in certain significant respects from accounting principles generally accepted in the U.S. The application of the latter would have affected the determination of consolidated net income or loss expressed in pounds sterling for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 and the determination of the consolidated shareholder's deficit at December 31, 2001 and December 31, 2002, to the extent summarised in Note 24 to the consolidated financial statements.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
United Kingdom
March 31, 2003

                                PREMIER FOODS PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                                         YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                  NOTE        2000          2001          2002
                                                                                           (POUND)M       (POUND)M      (POUND)M
                                                                                   8        RESTATED      RESTATED

TURNOVER:              Continuing operations                                                    818.5         845.2         826.7
                       Acquisitions                                                               -             -            55.6
                       Discontinued operations                                                  215.1           4.1           0.2
                                                                                           ------------  ------------  ------------
                                                                                  2,4         1,033.6         849.3         882.5

OPERATING PROFIT:      Continuing operations                                                     60.1          64.3          70.7
                       Operating exceptional items                                 3             (1.6)        (12.2)        (14.6)
                                                                                           ------------  ------------  ------------
                                                                                                 58.5          52.1          56.1

                       Acquisitions                                                               -             -             6.9
                       Operating exceptional items                                 3              -             -            (2.2)
                                                                                           ------------  ------------  ------------
                                                                                                  -             -             4.7

                       Discontinued operations                                                    9.1          (0.8)         (0.1)
                       Operating exceptional items                                 3              -             -             -
                                                                                           ------------  ------------  ------------
                                                                                                  9.1          (0.8)         (0.1)

                                                                                           ------------  ------------  ------------
                                                                                  2,4            67.6          51.3          60.7

Non-operating exceptional items                                                    3             (5.8)        (26.2)         (2.0)
                                                                                           ------------  ------------  ------------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION                                       61.8          25.1          58.7

Interest payable and similar charges                                                            (71.0)        (57.2)        (40.3)
Interest receivable                                                                               3.1           4.5           3.9
                                                                                           ------------   ------------  ------------
Net interest payable and similar charges                                           7            (67.9)        (52.7)        (36.4)

PROFIT / (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION                                           (6.1)        (27.6)         22.3

Taxation charge on profit / loss on ordinary activities                            8             (2.5)         (0.9)         (6.0)
                                                                                           ------------  ------------  ------------
PROFIT / (LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION                                            (8.6)        (28.5)         16.3

Dividends                                                                                         -             -             -
                                                                                           ------------  ------------  ------------
TRANSFERRED TO RESERVES                                                            17            (8.6)        (28.5)         16.3
                                                                                           ============  ============  ============




The accompanying notes are an integral part of these consolidated financial statements.







                                       2

                                PREMIER FOODS PLC

                           CONSOLIDATED BALANCE SHEETS


                                                                                                                DECEMBER 31,
                                                                                               NOTE          2001          2002
                                                                                                           (POUND)M      (POUND)M
                                                                                                           RESTATED
 Fixed assets:
   Intangible assets                                                                            9              17.4         113.9
   Tangible assets                                                                              10            120.0         135.1
   Investments                                                                                  11              0.2           0.2
                                                                                                          ------------  ------------
                                                                                                              137.6         249.2
 Current assets:
   Stocks                                                                                       12            105.6         111.3
   Debtors due:
      Within one year                                                                           13            137.1         133.5
      After more than one year                                                                  13             11.7           9.0
   Cash at bank and in hand                                                                                    27.3          43.5
                                                                                                          ------------  ------------
                                                                                                              281.7         297.3

 Creditors - amounts falling due within one year:
   Bank loans, overdrafts and other creditors                                                   14           (199.1)       (217.6)
                                                                                                          ------------  ------------

 Net current assets                                                                                            82.6          79.7
                                                                                                          ------------  ------------

 Total assets less current liabilities                                                                        220.2         328.9

 Creditors - amounts falling due after more than one year:
   Borrowings                                                                                   15           (375.7)       (464.7)
   Other creditors                                                                              15             (0.5)         (0.2)
   Provisions for liabilities and charges                                                       16            (11.3)        (13.8)
                                                                                                          ------------  ------------

(387.5) (478.7)

                                                                                                          ------------  ------------
 Net liabilities                                                                                             (167.3)       (149.8)
                                                                                                          ============  ============

 Capital and reserves:
   Called up share capital                                                                      17             83.7          83.7
   Share premium account                                                                        17            623.2         623.2
   Revaluation reserve                                                                          17              4.0           4.0
   Profit and loss account                                                                      17           (878.2)       (860.7)
                                                                                                          ------------  ------------


 Total shareholder's deficit                                                                                 (167.3)       (149.8)
                                                                                                          ============  ============




Signed on behalf of the Board of Directors, who approved the financial statements on March 31, 2003.





Paul Thomas

DIRECTOR




The accompanying notes are an integral part of these consolidated financial statements.






                                       3

                                PREMIER FOODS PLC

                           CONSOLIDATED STATEMENTS OF
                        TOTAL RECOGNISED GAINS AND LOSSES

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               2000          2001          2002
                                                                                          (POUND)M      (POUND)M      (POUND)M
                                                                                             RESTATED      RESTATED

 Profit / (loss) for the financial year                                                         (8.6)         (28.5)         16.3
 Currency translation differences on foreign currency net investments                           (1.2)          (1.1)          1.2
                                                                                           -------------  ------------  ------------

 Total recognised gains and losses for the year                                                 (9.8)         (29.6)         17.5
                                                                                           =============  ============
 Prior year adjustment on implementation of FRS 19 "Deferred tax"                                                            (7.1)
                                                                                                                        ------------

 Total recognised gains and losses since last annual report                                                                  10.4
                                                                                                                        ============


             NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               2000          2001          2002
                                                                                          (POUND)M      (POUND)M      (POUND)M
                                                                                             RESTATED      RESTATED

 Profit / (loss) on ordinary activities before taxation                                         (6.1)        (27.6)         22.3
 Realisation of property revaluation gains of previous year                                      0.2           0.1           -
                                                                                           -------------  ------------  ------------

 Historical cost profit / (loss) on ordinary activities before taxation                         (5.9)        (27.5)         22.3
                                                                                           =============  ============  ============

 Historical cost profit / (loss) retained after taxation, and dividends                         (8.4)        (28.4)         16.3
                                                                                           =============  ============  ============




         RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER'S FUNDS

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               2000          2001          2002
                                                                                          (POUND)M         (POUND)M      (POUND)M
                                                                                           RESTATED         RESTATED

 Profit / (loss) for the financial year                                                         (8.6)         (28.5)         16.3
 Goodwill transferred to the profit and loss account in respect of                               -             53.0           -
 disposed businesses
 Other recognised gains and losses                                                              (1.2)          (1.1)          1.2
 Share capital issued                                                                            -             23.7           -
                                                                                           -------------  ------------  ------------
 Net increase / (reduction) in shareholder's funds                                              (9.8)          47.1          17.5

 Opening shareholder's deficit                                                                (198.6)        (214.4)       (167.3)
 Prior year adjustment on implementation of FRS 19 "Deferred tax"                               (6.0)           -             -
                                                                                           -------------  ------------  ------------

 Closing shareholder's deficit                                                                (214.4)        (167.3)       (149.8)
                                                                                           =============  ============  ============




The accompanying notes are an integral part of these consolidated financial statements.







                                       4

                                PREMIER FOODS PLC

                 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

                                PREMIER FOODS PLC

                        CONSOLIDATED CASH FLOW STATEMENTS


                                                                                                         YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                  NOTE        2000         2001          2002
                                                                                           (POUND)M      (POUND)M      (POUND)M

Net cash inflow from operating activities                                         (a)            90.2          81.7          98.8
Return on investments and servicing of finance                                    (b)           (55.6)        (40.1)        (43.6)
Taxation                                                                                         (3.9)         (1.5)         (1.3)
Capital expenditure and financial investment                                      (b)           (23.9)        (12.8)        (15.1)
Acquisitions and disposals                                                        (b)            (0.6)         72.3        (132.8)
                                                                                           ------------  ------------  ------------
Cash (outflow) / inflow before financing                                                          6.2          99.6         (94.0)

Financing:
  Issue of shares                                                                 (b)             -            23.7           -
  Debt issuance costs                                                                             -             -            (8.6)
  Increase / (reduction) in debt                                                  (b)           (35.7)       (119.8)        116.4
                                                                                           ------------  ------------  ------------
                                                                                           ------------  ------------  ------------
                                                                                                (35.7)        (96.1)        107.8

                                                                                           ------------  ------------  ------------

Increase / (decrease) in cash in the year                                                       (29.5)          3.5          13.8
                                                                                           ============  ============  ============

Reconciliation of net cash flow to movement in net debt
  Increase / (decrease) in cash in the year                                                     (29.5)          3.5          13.8
  Cash (outflow) / inflow from increased debt and lease financing                                35.7         119.8        (116.4)
                                                                                           ------------  ------------  ------------
                                                                                           ------------  ------------  ------------
  Change in net debt arising from cash flows                                                      6.2         123.3        (102.6)
  Exchange movement on debt in the year                                                         (10.0)         (3.6)         13.2
                                                                                           ------------  ------------  ------------
  Movement in net debt in the year                                                               (3.8)        119.7         (89.4)

Net debt before capitalised debt issuance costs at January 1,                                  (461.3)       (470.9)       (358.7)
                                                                                           ------------  ------------  ------------

Net debt pre capitalised debt issuance at December 31,                                         (465.1)       (351.2)       (448.1)
Capitalisation of debt issuance costs                                                             -             -             8.6
Less amortisation of capitalised debt issuance costs                                             (5.8)         (7.5)         (6.3)
                                                                                           ------------  ------------  ------------

Net debt at December 31,                                                                       (470.9)       (358.7)       (445.8)
                                                                                           ============  ============  ============


ANALYSIS OF MOVEMENT IN NET DEBT

                                           AT                                          CAPITALISED      EXCHANGE            AT
                                      DECEMBER 31,                                    DEBT ISSUANCE     MOVEMENT       DECEMBER 31,
                                          2001        CASH FLOW     ACQUISITIONS         COSTS          ON DEBT           2002
                                        (POUND)M        (POUND)M       (POUND)M          (POUND)M        (POUND)M        (POUND)M

 Bank overdrafts                           (0.8)           (2.4)             -               -                 -              (3.2)
 Less:  Cash balances                      27.3            22.8             (6.6)            -                 -              43.5
                                   --------------- ---------------- --------------- ----------------- --------------- --------------
 Net cash                                  26.5            20.4             (6.6)            -                 -              40.3
 Debt due after 1 year                   (384.2)           12.1           (115.0)            -                13.2          (473.9)
 Debt due within 1 year                   (13.4)            6.4            (20.0)            -                 -             (27.0)
 Capitalised debt issuance costs           12.6             -                8.6            (6.3)              -              14.9
                                   --------------- ---------------- --------------- ----------------- --------------- --------------
 Net borrowings                          (358.5)           38.9           (133.0)           (6.3)             13.2          (445.7)

 Finance leases                            (0.2)            0.1              -               -                 -              (0.1)
                                   --------------- ---------------- --------------- ----------------- --------------- --------------

 Net debt                                (358.7)           39.0           (133.0)           (6.3)             13.2          (445.8)
                                   =============== ================ =============== ================= =============== ==============


The accompanying notes are an integral part of these consolidated financial statements.






                                       5

                                                                                                         YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                              2000          2001          2002
                                                                                         (POUND)M      (POUND)M      (POUND)M
(A) RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

Operating profit before exceptional items                                                       69.2          63.5          77.5
Depreciation of tangible fixed assets                                                           22.0          16.1          18.8
Amortisation of intangible fixed assets                                                          0.3           0.5           4.2
Amortisation of pension prepayment                                                               -             2.0           2.6
Cash flow relating to restructuring                                                            (13.9)        (13.5)        (13.2)
Other exceptional cash flows                                                                    (1.3)          -             -
Decrease in stocks                                                                              11.3          17.8           7.3
(Increase) / decrease in debtors                                                                (0.3)         (9.6)          7.3
Increase / (decrease) in creditors                                                               3.4           6.0          (4.2)
Exchange movement in working capital                                                            (0.5)         (1.1)         (1.5)
                                                                                           ------------  ------------  ------------

Net cash inflow from operating activities                                                       90.2          81.7          98.8
                                                                                           ============  ============  ============


 (B) ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT                                YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                               2000          2001          2002
                                                                                             (POUND)M      (POUND)M      (POUND)M
 RETURN ON INVESTMENTS AND SERVICING OF FINANCE
 Interest received                                                                               3.0            4.5           3.9
 Interest paid                                                                                 (58.4)         (44.5)        (47.4)
 Interest element of finance lease rental payments                                              (0.2)          (0.1)         (0.1)
                                                                                           -------------  ------------  ------------

 Return on investments and servicing of finance                                                (55.6)         (40.1)        (43.6)
                                                                                           =============  ============  ============


 CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
 Purchase of tangible fixed assets                                                             (26.5)         (20.1)        (17.3)
 Sale / (purchase) of investments                                                                0.2           (0.1)          -
 Sale of tangible fixed assets                                                                   2.4            7.4           2.2
                                                                                           -------------  ------------  ------------

 Capital expenditure and financial investment                                                  (23.9)         (12.8)        (15.1)
                                                                                           =============  ============  ============


 ACQUISITIONS AND DISPOSALS
 Purchase of subsidiary undertakings                                                            (0.6)         (28.7)       (132.8)
 Cash acquired with subsidiary undertakings                                                      -             (0.8)          -
 Sale of subsidiary undertakings                                                                 -            101.8           -
                                                                                           -------------  ------------  ------------

 Acquisitions and disposals                                                                     (0.6)        72.3          (132.8)
                                                                                           =============  ============  ============

 FINANCING
 Increase / (decrease) in debt due within one year                                               8.7           (6.5)         13.6
 Increase / (decrease) in debt due after more than one year                                    (42.9)        (112.4)        102.9
 Issue of shares                                                                                 -             23.7           -
 Capital element of finance lease rental payments                                               (1.5)          (0.9)         (0.1)
                                                                                           -------------  ------------  ------------

 Financing                                                                                     (35.7)         (96.1)        116.4
                                                                                           =============  ============  ============

The accompanying notes are an integral part of these consolidated financial statements.



                                PREMIER FOODS PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1. ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with the items which are considered to be material in relation to Premier's financial statements.

Premier has adopted FRS 19 "Deferred tax" this year, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly.

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with applicable accounting standards in the U.K., under the historical cost convention.

CONSOLIDATED FINANCIAL STATEMENTS FOR 2000, 2001 AND 2002

The results of Premier for the three years ended December 31, 2002 and the balance sheets at December 31, 2001 and December 31, 2002 have been consolidated in accordance with applicable accounting standards in the U.K., under the historical cost convention.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the U.K. requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

The businesses acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations of the businesses was transferred to Premier. Similarly, the results of Group companies and businesses divested during the financial periods presented have been included in the Group's accounts only until the date that control of the net assets and operations of the companies and businesses was transferred from Premier.

Premier is allocated overhead costs relating to Premier Holdings' shared administrative functions based on central management's estimate of the time involved in supporting each of the groups that Premier Holdings provides those administrative functions to. The allocated costs are included in general administrative and other expenses in the consolidated profit and loss account. Management believes that such allocation methodology is reasonable. The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity. In 2000, 2001 and 2002, Premier has been recharged (pound)0.9m, (pound)0.2m and (pound)2.8m by Premier Holdings Limited in respect of the shared administrative functions. The increase from 2001 to 2002 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in Premier Holdings' income and the recharge of restructuring costs incurred by Premier Holdings.

Employees of Premier companies are members of a number of defined benefit pension schemes. Each of Premier's operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the schemes actuaries. There are no recharges or allocations of costs from Premier Holdings.

GOODWILL

In accordance with FRS 10 "Goodwill and Intangible Assets", purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight-line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

                                PREMIER FOODS PLC

TURNOVER

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover. Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs. The review of accounting policies required by FRS 18 "Accounting Policies" identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change of policy was adopted in 2001 and the 2000 comparatives were restated accordingly (see Note 2 "Analysis of Continuing Operations").

RESEARCH AND DEVELOPMENT

Research and development expenditure is expensed in the year in which it is incurred (see Note 5 " Profit / Loss on Ordinary Activities before Taxation").

DEPRECIATION AND AMORTISATION

Freehold land is not depreciated. Long and short leasehold property is amortised over the terms of the leases from the date the property is brought into use.

Other fixed assets are depreciated over their estimated useful lives on a straight-line basis at rates sufficient to reduce them to their estimated residual value. Such estimated useful lives are:

Freehold land        - Not depreciated

Freehold buildings   - 20 to 50 years

Plant and machinery  - 3 to 15 years

Vehicles             - 3 to 5 years.

When properties are revalued, the depreciation thereafter provided is based on the revalued depreciable amounts.

In accordance with FRS 11 "Impairment of Fixed Assets and Goodwill", where assets are impaired as a result of market factors, write-downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

FIXED ASSET INVESTMENTS

Investments held as fixed assets are stated at cost less any provision for impairment in their value.

LEASING

Finance leases relating to significant items of plant, machinery and vehicles have been capitalised and depreciated in accordance with Premier's depreciation policy, subject to a maximum period of the term of the lease. The capital element of future lease payments is included in other creditors. Payments under operating leases are charged wholly to the profit and loss account in the year in which they are incurred.

Where a leasehold property which has substantially ceased to be used for the purpose of the business is sublet, full provision is made for the future costs of the property less recoverable amounts.

STOCKS

Stocks are valued at the lower of cost and net realisable value. No interest is included but, where appropriate, cost includes production and other attributable overhead expenses. Cost is calculated on a first-in-first-out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the end of the financial year, and the results of overseas subsidiaries are translated at the average rate of exchange ruling during the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary undertakings, and from the translation of the results of those companies at an average rate are taken to reserves. Where foreign currency borrowings are used to finance or hedge equity investments, the gain or loss arising on translation of these matched borrowings is also taken to reserves. All other exchange differences are dealt with through the profit and loss account.

                                PREMIER FOODS PLC

DEFERRED TAX

FRS 19 "Deferred tax", which has been adopted this year, requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations. Premier has chosen not to discount its deferred tax liability. The prior year figures have been restated in order to comply with the standard. The effects of FRS 19 "Deferred tax" are:

                                                                                         2000            2001            2002
                                                                                       (POUND)M        (POUND)M        (POUND)M

Increase / (reduction) in taxation charge for the period                                    0.8             0.3            (0.6)

                                                                                     ==============  ==============  ==============

Reduction in net assets                                                                     6.0             7.1             -

                                                                                     ==============  ==============  ==============


GOVERNMENT GRANTS

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

PENSION COSTS

The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17 "RETIREMENT BENEFITS"

FRS 17 "Retirement benefits" introduces a completely different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are measured at market value, the pension scheme liabilities are measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit is shown on the company's balance sheet. FRS 17 "Retirement benefits" redefines what should be reported as operating costs, including an annual "current service cost" (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the Statement of Total Recognised Gains and Losses. Pension costs continue to be recognised and measured in accordance with SSAP 24 "Accounting for pension costs". FRS 17 "Retirement benefits" requires that accounts ending after June 22, 2001 give additional balance sheet disclosure in order to provide adequate future data comparatives when FRS 17 "Retirement benefits" is fully implemented. Premier has provided this information separately within the financial statements. Full adoption of FRS 17 "Retirement benefits" has been delayed in accordance with the standard until the financial statements for the year ended December 31, 2005.

POST RETIREMENT BENEFITS

Premier provides certain additional post retirement and unfunded pension benefits principally for employees in continental Europe. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within Premier.

EXCEPTIONAL ITEMS

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within operating profits unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material affect on the nature and focus of Premier's business, or profits or losses on the disposal of fixed assets.

CASH AND LIQUID RESOURCES

Short-term cash deposits, which can be called on demand or without notice without any material penalty are included within cash balances within the consolidated balance sheet and consolidated cash flow statements.

                                PREMIER FOODS PLC

DEBT ISSUANCE COSTS

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4 "Capital Instruments".

FINANCIAL INSTRUMENTS

Derivative financial instruments utilised by Premier comprise interest rate swaps, cross currency swaps, forward foreign exchange contracts and currency options. All such instruments are used for hedging purposes to alter the risk profile of an underlying exposure faced by Premier. Interest rate swap settlements are recognised as adjustments to interest expense over the term of the underlying instrument and exchange gains or losses are recognised on the maturity of the underlying transaction.

2. ANALYSIS OF CONTINUING OPERATIONS

                                            2000                                                     2001
                                   OPERATING                                                 OPERATING
                    CONTINUING    EXCEPTIONAL  DISCONTINUED                   CONTINUING    EXCEPTIONAL  DISCONTINUED
                    OPERATIONS       ITEMS      OPERATIONS       TOTAL        OPERATIONS       ITEMS      OPERATIONS        TOTAL
                    (POUND)M      (POUND)M      (POUND)M      (POUND)M       (POUND)M       (POUND)M      (POUND)M      (POUND)M

 Turnover                818.5           -           215.1       1,033.6          845.2            -             4.1         849.3
 Cost of sales          (620.4)          -          (168.4)       (788.8)        (657.2)          (0.9)         (3.7)       (661.8)
                   ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------

 Gross profit            198.1           -            46.7         244.8          188.0           (0.9)          0.4         187.5

   Selling and
    distribution        (113.4)          -           (29.5)       (142.9)         (97.6)          (2.5)         (0.5)       (100.6)
   Administrative        (24.6)         (1.6)         (8.1)        (34.3)         (26.1)          (8.8)         (0.7)        (35.6)
                   ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------
 Net operating
    expenses            (138.0)         (1.6)        (37.6)       (177.2)        (123.7)         (11.3)         (1.2)       (136.2)
                   ------------  ------------  ------------  -------------  -------------  ------------  ------------  ------------

 Operating profit         60.1          (1.6)          9.1          67.6           64.3          (12.2)         (0.8)         51.3
                   ============  ============  ============  =============  =============  ============  ============  ============


                                                                                      2002
                                            CONTINUING
                                            OPERATIONS     OPERATING    ACQUISITIONS
                                              BEFORE      EXCEPTIONAL      BEFORE       OPERATING
                                             OPERATING     ITEMS IN      OPERATING     EXCEPTIONAL
                                            EXCEPTIONAL   CONTINUING    EXCEPTIONAL     ITEMS IN    DISCONTINUED
                                               ITEMS      OPERATIONS       ITEMS      ACQUISITIONS   OPERATIONS        TOTAL
                                            (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M          (POUND)M

 Turnover                                        826.7           -            55.6            -             0.2             882.5
 Cost of sales                                  (620.5)          -           (33.1)           -            (0.2)           (653.8)
                                           ------------  ------------  -------------  ------------  --------------    ------------

 Gross profit                                    206.2           -            22.5            -             -               228.7

   Selling and distribution expenses            (101.4)          -            (8.6)           -             -              (110.0)
   Administrative costs                          (34.1)        (14.6)         (7.0)          (2.2)         (0.1)            (58.0)
                                           ------------  ------------  -------------  ------------  --------------    ------------

 Net operating expenses                         (135.5)        (14.6)        (15.6)          (2.2)         (0.1)           (168.0)
                                           ------------  ------------  -------------  ------------  --------------    ------------

 Operating profit                                 70.7         (14.6)          6.9           (2.2)         (0.1)             60.7
                                           ============  ============  =============  ============  ==============    ============




The discontinued operations principally relate to The Horizon Biscuit Company Ltd, which was sold in January 2001, and FE Barber Limited (trading as Kingsland Wines and Spirits), which was sold in February 2001. The comparatives for 2000 have been restated accordingly. The acquisition relates to the ambient food manufacturing business in the U.K. of Nestle SA ("Nestle"), which was acquired in May 2002.

                                PREMIER FOODS PLC

RESTATEMENT OF 2000 SALES, COST OF SALES AND SELLING AND DISTRIBUTION COSTS

As described in Note 1, certain sales deductions have been reclassified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure has been reclassified as "selling and distribution costs" rather than a reduction in "sales". This change of policy was adopted in 2001 and the 2000 comparatives have been restated accordingly, and the effect is set out below:

                                                                                                            2000
                                                                                                          (POUND)M
SALES
Reported in Annual Financial Report for the year ended December 31, 2000                                    1,036.4
Reduction in sales reclassified as selling and distribution costs                                               9.2
Cost of sales reclassified as reduction in sales                                                              (12.0)
                                                                                                         ------------

Reported in Annual Financial Report for the year ended December 31, 2001                                    1,033.6
                                                                                                         ============

COST OF SALES
Reported in Annual Financial Report for the year ended December 31, 2000                                      800.8
Cost of sales reclassified as reduction in sales                                                              (12.0)
                                                                                                         ------------

Reported in Annual Financial Report for the year ended December 31, 2001                                      788.8
                                                                                                         ============

MARKETING COSTS
Reported in Annual Financial Report for the year ended December 31, 2000                                      133.7
Reduction in sales reclassified as selling and distribution costs                                               9.2
                                                                                                         ------------

Reported in Annual Financial Report for the year ended December 31, 2001                                      142.9
                                                                                                         ============


3. EXCEPTIONAL ITEMS

The principal components of exceptional items are as follows:

                                                                                              2000          2001          2002
                                                                                         (POUND)M      (POUND)M      (POUND)M
Operating exceptional items:
   Continuing operations:
      Restructuring of production facilities                                                    (1.6)       (3.5)         (8.8)
      Restructuring of distribution arrangements                                                 -          (4.2)         (1.3)
      Restructuring of administration facilities                                                 -          (4.5)         (4.5)
      Nestle acquisition costs                                                                   -           -            (2.2)
                                                                                           ------------  ------------  ------------

Total operating exceptional items                                                               (1.6)      (12.2)        (16.8)
                                                                                           ============  ============  ============

Non-operating exceptional items:
  Loss on sale or termination of discontinued operations                                        (4.2)      (29.6)         (0.4)
  Profit / (loss) on sale of fixed assets                                                       (1.6)        3.4          (1.6)
                                                                                           ------------  ------------  ------------

Total non-operating exceptional items                                                           (5.8)      (26.2)         (2.0)
                                                                                           ============  ============  ============


The loss on sale or termination of discontinued operations in 2002 relates to the liquidation of a non-core non-grocery business, which was put into liquidation in March 2002. The loss on sale or termination of discontinued operations in 2001 relates to the disposal of our biscuits and wines and spirits operations.

                                PREMIER FOODS PLC

4. SUMMARY SEGMENTAL ANALYSIS

                                             TURNOVER BY PRODUCT GROUP
                                         2000          2001           2002
                                       (POUND)M      (POUND)M       (POUND)M

  Canned foods, pickles and sauces         337.6         362.4         375.8
  Beverages                                191.8         173.8         172.8
  Spreads                                  156.6         151.4         183.8
  Potatoes                                 132.5         157.6         149.9
                                      ------------  ------------  -------------
  Continuing operations                    818.5         845.2         882.3
  Discontinued operations                  215.1           4.1           0.2
                                      ------------  ------------  -------------

  Total                                  1,033.6         849.3         882.5
                                      ============  ============  =============

Following the acquisition of the ambient food manufacturing business in the U.K. of Nestle SA ("Nestle"), the Preserves product group was renamed "Spreads" to reflect the increased product range within the product group.

Premier restructured its operations during 2000 to form a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

The pickles and sauces operations have been reclassified from the spreads reporting unit into the reporting unit with canned foods following a change in management reporting lines in 2001.

In 2002, certain products have been reclassified between the beverages, spreads and canned foods, pickles and sauces product group and the comparatives for 2000 and 2001 restated accordingly.

The 2000 comparatives have also been restated to reflect a change in the classification of certain sales deductions and which have now been reclassified from a deduction from sales to marketing costs or from cost of sales to sales (see Note 2 "Analysis of Continuing Operations").


                                     TURNOVER BY GEOGRAPHICAL ORIGIN            TURNOVER BY GEOGRAPHICAL MARKET
                                    2000          2001           2002          2000          2001          2002
                                  (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M

  U.K.                                694.9         723.4         763.8          681.9         712.3         741.5
  Mainland Europe                     123.6         121.8         118.5          129.3         124.4         129.3
  Other countries                       -             -             -              7.3           8.5          11.5
                                 ------------  ------------  -------------  ------------  ------------  ------------
  Continuing operations               818.5         845.2         882.3          818.5         845.2         882.3
  Discontinued operations             215.1           4.1           0.2          215.1           4.1           0.2
                                 ------------  ------------  -------------  ------------  ------------  ------------

  Total                             1,033.6         849.3         882.5        1,033.6         849.3         882.5
                                 ============  ============  =============  ============  ============  ============





                                       12

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                OPERATING PROFIT BY GEOGRAPHICAL ORIGIN                     OPERATING ASSETS BY
                                                                                                            GEOGRAPHICAL ORIGIN
                                                   2000          2001           2002                        2001          2002
                                                                                                          RESTATED
                                              (POUND)M      (POUND)M       (POUND)M                       (POUND)M      (POUND)M

  U.K.                                                58.7        62.5          74.5                          169.2         262.1
  Mainland Europe                                      1.4         2.3           3.1                           22.0          33.9
  Other countries                                      -          (0.5)          -                              -             -
                                                ------------  ------------  -------------
                                                                                                         ------------  ------------
  Continuing operations                               60.1        64.3          77.6                          191.2         296.0
  Operating exceptional items (Note 3)                (1.6)      (12.2)        (16.8)                           -             -
  Discontinued operations                              9.1        (0.8)         (0.1)                           0.2           -
                                                ------------  ------------  -------------                ------------  ------------

  Total                                               67.6        51.3          60.7                          191.4         296.0
                                                ============  ============  =============

  Net debt                                                                                                   (358.7)       (445.8)
                                                                                                         ------------  ------------

  Net deficit                                                                                                (167.3)       (149.8)
                                                                                                         ============  ============


5. PROFIT / LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                                              2000          2001          2002
                                                                                            (POUND)M      (POUND)M      (POUND)M
The profit / loss before tax was arrived at after charging:

Depreciation of fixed assets
  Owned assets                                                                                   21.0          15.9          19.1
  Leased assets                                                                                   1.0           0.2           0.1
Amortisation of intangible assets                                                                 0.3           0.5           4.2
Auditors remuneration
  Audit services                                                                                  0.3           0.3           0.3
  Non-audit services                                                                              0.4           0.4           0.5
Operating lease payments
  Plant and machinery                                                                             5.9           4.3           2.9
  Land and buildings                                                                              2.5           1.7           1.6
Research and development                                                                          0.5           0.4           1.0
                                                                                           ============  ============  ============


6. EMPLOYEES

Employee remuneration and related costs (including directors' emoluments) were as follows:

                                                                                              2000          2001          2002
                                                                                            (POUND)M      (POUND)M      (POUND)M

Wages and salaries                                                                               133.5         90.0          94.9
Social security costs                                                                             12.0          9.0           9.2
Other pension costs                                                                                3.7          2.7           3.1
                                                                                           ------------  ------------  ------------

                                                                                                 149.2        101.7         107.2
                                                                                           ============  ============  ============
The average number of employees during the period was as follows:

                                                                                               2000          2001          2002

 Management                                                                                        476            343           374
 Administration                                                                                    490            586           670
 Production, distribution and other                                                              5,624          3,288         3,293
                                                                                           -------------  ------------  ------------

                                                                                                 6,590          4,217         4,337
                                                                                           =============  ============  ============


                                PREMIER FOODS PLC

PENSIONS

Premier participates in a number of Premier Holdings pension schemes (principally the HF scheme, the HF No 2 scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier's finances. The schemes invest in a mixture of U.K. and European equities and corporate and government bonds.

The total pension cost for Premier in 2000, 2001 and 2002 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method. Actuarial assessments of the schemes were made during 2002, with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases. Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Premier Holdings' and Premier's policies. Assets were valued in 2002 using a discounted dividend approach. In 2001 and 2000, assets were valued using a market value approach. The market valuation methodology was more appropriate than an actuarial value approach in 2001 and 2000, as the discounted dividend approach generated valuations of the scheme assets that were excessive, in the view of Premier's management. The adjustment to the market valuation and dividend yields of the assets of the schemes in the period from 2000 to 2002 enables the use of the discounted dividend approach to value the scheme assets.

At October 17, 2002, the date of the latest actuarial assessments, the total market value of the assets was (pound)176.9m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members after fully allowing for future salary increases. The normal cost of Premier's defined benefit pension schemes was (pound)3.9m (2001: (pound)3.9m, 2000:
(pound)7.7m) which, after amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of (pound)2.6m (2001:
(pound)2.0m, 2000: (pound)3.4m). Premier has not contributed to the schemes during 2002, due to the scheme surplus, thherefore the amortisation of the pension prepayment of (pound)2.6m comprises the net defined benefit pensions expense of (pound)2.6m. In 2001, Premier did not contribute to the schemes, due to the scheme surplus. The net defined benefit pensions expense of (pound)2.0m comprised an amortisation of the pension prepayment of (pound)2.0m. In 2000, cash contributions by Premier to the schemes equated to the net defined benefit pensions expense and therefore no amortisation of the pension prepayment was required. The cost of the defined contribution schemes was (pound)0.2m (2001:
(pound)0.7m, 2000: (pound)0.3m).

The pension prepayment at December 31, 2002 was (pound)8.2m (2001:
(pound)10.8m), which represents the accumulated difference between the pension cost and employer contributions. The reduction in the prepayment of (pound)2.6m comprises the amortisation in 2002 of (pound)2.6m.

Premier also operates plans in continental Europe, which provide employees with certain post retirement and unfunded pension benefits. The liabilities in respect of these benefits amounted to (pound)0.1m at December 31, 2002 (2001:
(pound)0.6m).

FRS 17 "RETIREMENT BENEFIT" DISCLOSURES

FRS 17 "Retirement benefits" came into effect during 2001. The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 "Accounting for pension costs" recorded above. Full actuarial assessments of the schemes were made at October 17, 2002, and have been updated by an independent qualified actuary as at December 31, 2002. The major assumptions used by the actuary were:

                                                   2001            2002

Rate of increase in salaries                       3.0%            2.5%
Rate of increase in pensions in payment            2.0%            1.5%
Discount rate                                      6.0%            5.5%
Inflation assumption                               2.0%            1.5%

                                PREMIER FOODS PLC

The assets in the scheme and the expected rate of return at December 31, were:

                                                                      EXPECTED                          EXPECTED
                                                                       RATE OF          MARKET          RATE OF        MARKET
                                                                       RETURN           VALUE           RETURN          VALUE
                                                                         2001            2001             2002           2002

ASSET                                                                                  (POUND)M                       (POUND)M

Equities                                                                   7.4%          145.5              7.3%          123.3
Bonds                                                                      6.5%           62.4              6.0%           51.6
Other                                                                      4.0%            4.7              4.0%            0.7
                                                                                    ---------------                 --------------

Total market value of scheme assets                                        7.0%          212.6              7.0%          175.6
                                                                                    ===============                  ==============


The following amounts at December 31, were measured in accordance with the requirements of FRS 17 "Retirement benefits".

                                                                                                         2001            2002
                                                                                                       (POUND)M        (POUND)M

Total market value of scheme assets                                                                       212.6           175.6
Present value of scheme liabilities                                                                      (215.1)         (185.9)
                                                                                                     --------------  --------------

Deficit in the schemes                                                                                     (2.5)          (10.3)
Related deferred tax asset                                                                                  0.8             3.1
                                                                                                     --------------  --------------

Net pension liability                                                                                      (1.7)           (7.2)
                                                                                                     ==============  ==============


If the above amounts had been recognised in the financial statements, Premier's net liabilities and profit and loss reserve at December 31, would be as follows:

                                                                                                         2001            2002
                                                                                                      (POUND)M        (POUND)M
                                                                                                       RESTATED

Net deficit including pension prepayment recognised under SSAP 24                                        (167.3)         (149.8)
Pension prepayment recognised under SSAP 24                                                               (10.8)           (8.2)
Net pension liability recognised under FRS 17                                                              (1.7)           (7.2)
                                                                                                     --------------  --------------

Net liabilities including pension liability recognised under FRS 17                                      (179.8)         (165.2)
                                                                                                     ==============  ==============

Profit and loss reserve including pension prepayment recognised under SSAP 24                            (878.2)         (860.7)
Pension prepayment recognised under SSAP 24                                                               (10.8)           (8.2)
Pension reserve                                                                                            (1.7)           (7.2)
                                                                                                     --------------  --------------

Profit and loss reserve including pension liability recognised under FRS 17                              (890.7)         (876.1)
                                                                                                     ==============  ==============





                                       15

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



The following amounts would have been recognised in the performance statements in the year to December 31, 2002 under the requirements of FRS 17:

                                                                                                                         2002
                                                                                                                          (POUND)M
ANALYSIS OF AMOUNT CHARGED TO OPERATING PROFIT
Current service cost                                                                                                     3.9
Past service cost (gross)                                                                                                 -
      Less unrecognised surplus                                                                                           -
Curtailments / settlements (gross)                                                                                        -
      Less unrecognised surplus                                                                                           -
                                                                                                                    ---------------
Total operating charge                                                                                                    3.9
                                                                                                                    ===============


ANALYSIS OF AMOUNT CREDITED TO OTHER FINANCE INCOME
Expected return on pension scheme assets                                                                                 15.0
Interest on pension scheme liabilities                                                                                   (12.9)
                                                                                                                    ---------------
Net return                                                                                                                2.1
                                                                                                                    ===============

ANALYSIS OF AMOUNT RECOGNISED IN STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Actual return less expected return on pension scheme assets                                                             (31.2)
Experience gains and losses arising on the scheme liabilities                                                            2.4
Changes in assumptions underlying the present value of the scheme liabilities                                            22.8
                                                                                                                    ---------------
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses                                 (6.0)
                                                                                                                    ===============

MOVEMENT IN SURPLUS / (DEFICIT) DURING THE YEAR
Surplus / (deficit) in the scheme at beginning of the year                                                              (2.5)
Movement in year:
Current service cost                                                                                                    (3.9)
Employer contributions                                                                                                    -
Past service costs                                                                                                        -
Other finance income                                                                                                     2.1
Actuarial gain / (loss) recognised in the Statement of Total Recognised Gains and Losses                                (6.0)
                                                                                                                    ---------------
Surplus / (deficit) in scheme at end of year                                                                            (10.3)
                                                                                                                    ===============

HISTORY OF EXPERIENCE GAINS AND LOSSES

Difference between the expected and actual return on scheme assets:
Amount ((pound)m)                                                                                                        31.2
Percentage of scheme assets at period end                                                                                18%

Experience gains and losses of scheme liabilities:
Amount ((pound)m)                                                                                                         2.4
Percentage of the present value of the scheme liabilities at period end                                                   1%

Total amount recognised in Statement of Total Recognised Gains and Losses:
Amount ((pound)m)                                                                                                        (6.0)
Percentage of the present value of the scheme liabilities at period end                                                   3%

Employer contributions in the year ended December 31, 2002 were (pound)nil. It has been expected that contributions will be (pound)2.0m in 2003 and (pound)4.0m per annum thereafter.







                                       16

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



 DIRECTORS' EMOLUMENTS

Aggregate emoluments paid to Directors by Premier in respect of services to Premier and its subsidiaries totalled (pound)2.2m (2001: (pound)2.6m, 2000:
(pound)2.4m) for the year, including (pound)1.0m (2001: (pound)0.8m, 2000:
(pound)nil) of compensation for loss of office. Retirement benefits accrue to two Directors under defined benefit schemes. The highest paid Director was paid
(pound)0.5m (2001: (pound)1.0m, 2000: (pound)1.0m). The accrued pension in respect of this director was (pound)0.0m (2001: (pound)0.0m, 2000 (pound)0.0m).



7. NET INTEREST PAYABLE

                                                                                              2000          2001           2002
                                                                                           (POUND)M      (POUND)M       (POUND)M

 Bank loans and overdrafts                                                                       55.0          46.0          47.1
 Exchange loss / (gain) on U.S. dollar denominated bond                                          10.0           3.6         (13.2)
 Amortisation of capitalised debt issuance costs                                                  5.8           7.5           6.3
 Finance leases                                                                                   0.2           0.1           0.1
                                                                                           ------------  ------------  -------------
 Total interest payable                                                                          71.0          57.2          40.3

 External interest receivable                                                                    (3.1)         (4.5)         (3.9)
                                                                                           ------------  ------------  -------------

 Net interest payable                                                                            67.9          52.7          36.4
                                                                                           ============  ============  =============


8. TAXATION ON PROFIT / LOSS ON ORDINARY ACTIVITIES

                                                                                               2000          2001          2002
                                                                                          (POUND)M      (POUND)M      (POUND)M
                                                                                             RESTATED      RESTATED
 Premier and subsidiary undertakings:
   U.K. corporation tax at 30.0% (2001: 30.0%, 2000: 30.0%)
      Current year                                                                               0.7            0.8           6.7
      Prior year                                                                                 0.8           (0.2)          -
   Overseas tax                                                                                  0.2            -             -
                                                                                           -------------  ------------  ------------
   Total current tax                                                                             1.7            0.6           6.7
   Deferred tax                                                                                  0.8            0.3          (0.7)
                                                                                           -------------  ------------  ------------

 Taxation charge on profit / loss on ordinary activities                                         2.5            0.9           6.0
                                                                                           =============  ============  ============


The principal  items  affecting the tax charge are  exceptional  items not allowable for tax purposes.
Tax relief on exceptional  items in the year was(pound)4.0m (2001: (pound)2.5m, 2000:(pound)0.5m).

In accordance with FRS 19 "Deferred tax", deferred tax has been restated for the years ended December 31, 2000 and 2001.





                                       17

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


A reconciliation from the corporation tax calculated from the profit / (loss) before tax to the actual tax charge is set out below.

                                                                                               2000          2001          2002
                                                                                            (POUND)M      (POUND)M      (POUND)M
                                                                                             RESTATED      RESTATED

 Profit / (loss) before taxation                                                                (6.1)         (27.6)         22.3

 Tax credit / (charge) on profit / loss before tax at U.K.  corporation                          1.8            8.3          (6.7)
 tax rate of 2000: 30.0%, 2001: 30.0%, 2002: 30.0%

 Disallowable exceptional items                                                                 (1.7)          (9.0)         (1.6)
 Timing differences                                                                             (0.2)           0.9          (0.7)
 Utilisation of taxation losses                                                                  -              -             4.1
 Other disallowable items                                                                       (1.6)          (0.8)         (1.8)
                                                                                           -------------  ------------  ------------

 Taxation credit / (charge) on profit / loss on ordinary activities                             (1.7)          (0.6)         (6.7)
                                                                                           =============  ============  ============


9. INTANGIBLE ASSETS

                                                                                             GOODWILL     TRADEMARKS       TOTAL
                                                                                             (POUND)M      (POUND)M      (POUND)M

  Cost at January 1, 2002                                                                       10.7           7.5          18.2
  Additions                                                                                     80.7          20.0         100.7
                                                                                            ------------  ------------  ------------

  Cost at December 31, 2002                                                                     91.4          27.5         118.9
                                                                                            ============  ============  ============

  Amortisation at January 1, 2002                                                                0.7           0.1           0.8
  Charge for the year                                                                            3.1           1.1           4.2
                                                                                            ------------  ------------  ------------

  Amortisation at December 31, 2002                                                              3.8           1.2           5.0
                                                                                            ============  ============  ============

  Net book value at December 31, 2002                                                           87.6          26.3         113.9
                                                                                            ============  ============  ============

  Net book value at December 31, 2001                                                           10.0           7.4          17.4
                                                                                            ============  ============  ============



The addition to goodwill during 2002 comprises (pound)80.1 million in relation to the acquisition of the ambient foods manufacturing business in the U.K. of Nestle SA ("Nestle") and (pound)0.6 million in relation to the acquisition of a potato seed business (see Note 18). Goodwill arising on acquisition is amortised over a period of 20 years. The addition to trademarks in 2002 relates to trademarks acquired on the acquisition of Nestle. Trademarks are amortised over a period of 20 years.





                                       18

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



10. TANGIBLE FIXED ASSETS

                                                                 FREEHOLD        LONG          SHORT
                                                                 LAND AND      LEASEHOLD     LEASEHOLD      PLANT AND
                                                                 BUILDINGS    PROPERTIES     PROPERTIES     MACHINERY      TOTAL
                                                                (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M

 Cost or valuation at January 1, 2002                               62.4           3.7           0.8          213.1         280.0
 Additions                                                           2.8           -             -             14.5          17.3
 Acquisition of subsidiaries                                         6.4           -             -             13.5          19.9
 Disposals                                                          (2.7)          -             -            (19.0)        (21.7)
 Exchange adjustments                                                0.5           -             -              2.0           2.5
                                                               ------------  ------------  -------------  ------------  ------------

 Cost or valuation at December 31, 2002                             69.4           3.7           0.8          224.1         298.0
                                                               ============  ============  =============  ============  ============

 Depreciation at January 1, 2002                                    14.5           0.6           0.4          144.5         160.0
 Charge for the year                                                 2.1           -             -             17.1          19.2
 Acquisition of subsidiaries                                         -             -             -              -             -
 Disposals                                                          (1.3)          -             -            (16.6)        (17.9)
 Exchange adjustments                                                0.3           -             -              1.3           1.6
                                                               ------------  ------------  -------------  ------------  ------------

 Depreciation at December 31, 2002                                  15.6           0.6           0.4          146.3         162.9
                                                               ============  ============  =============  ============  ============


 Net book value at December 31, 2002                                53.8           3.1           0.4           77.8         135.1
                                                               ============  ============  =============  ============  ============

 Net book value at December 31, 2001                                47.9           3.1           0.4           68.6         120.0
                                                               ============  ============  =============  ============  ============

 The cost or valuation of  depreciable  assets  included above
 at December 31, 2002                                               23.7           3.7           0.8          224.1         252.3
                                                               ============  ============  =============  ============  ============

 Analysis of cost or valuation at December 31, 2002
 Cost                                                               65.4           3.7           0.8          224.1         294.0
 Valuation                                                           4.0           -             -              -             4.0
                                                               ------------  ------------  -------------  ------------  ------------

                                                                    69.4           3.7           0.8          224.1         298.0
                                                               ============  ============  =============  ============  ============


Included in long leasehold property at December 31, 2002 were capitalised finance leases with a net book value of(pound)0.3m (2001:(pound)0.3m, 2000:(pound)0.3m). Depreciation charged during the year on these assets was(pound)nil (2001:(pound)nil, 2000:(pound)nil). Included in plant and machinery at December 31, 2002 were capitalised leases with a net book value of(pound)0.2m (2001:(pound)0.2m, 2000:(pound)2.5m). Depreciation charged during the year on these assets was(pound)0.1m (2001(pound)0.2m, 2000: (pound)0.9m).

Premier has implemented FRS 15, "Tangible and intangible fixed assets" in 2000.
Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation.
Premier's freehold and long leasehold properties in the U.K. were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2002 was (pound)0.1m (2001: (pound)0.1m). The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

                                                                                     2001          2002
                                                                                  (POUND)M      (POUND)M
 Capital expenditure commitments
   Expenditure contracted for but not provided in the consolidated
   financial statements                                                               0.3           1.4
                                                                                  ============  ============








                                       19

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



11. FIXED ASSET INVESTMENTS


 UNLISTED INVESTMENTS                                                                                          (POUND)M

 At January 1, 2002                                                                                               0.2
 Additions                                                                                                        0.1
 Disposals                                                                                                       (0.1)
                                                                                                           ------------
 At December 31, 2002                                                                                             0.2

 Provisions at December 31, 2001 and 2002                                                                         -
                                                                                                           ------------

 Net book value at December 31, 2002                                                                              0.2
                                                                                                           ============

 Net book value at December 31, 2001                                                                              0.2
                                                                                                           ============


12. STOCKS

                                                                                                2001          2002
                                                                                           (POUND)M      (POUND)M

Raw materials                                                                                    34.5           36.9
Work in progress                                                                                  5.9            4.9
Finished goods and goods for resale                                                              65.2           69.5
                                                                                             -----------    ----------

                                                                                                105.6          111.3
                                                                                             ===========    ==========


13. DEBTORS

                                                                                               2001           2002
                                                                                          (POUND)M       (POUND)M
 Due within one year:
   Trade debtors, net of provisions                                                             114.6          108.8
   Other debtors including VAT                                                                   19.8           18.8
   Prepayments                                                                                    2.7            5.9
                                                                                            ------------   -----------
                                                                                                137.1          133.5
 Due after more than one year:
   Other debtors and pension prepayments                                                         11.7            9.0
                                                                                            ------------   -----------

 Total debtors                                                                                  148.8          142.5
                                                                                            ============   ===========









                                       20

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



14. CREDITORS DUE WITHIN ONE YEAR

                                                                                               2001          2002
                                                                                          (POUND)M      (POUND)M

Senior Credit Facility due within one year                                                       13.4          27.0
Other bank loans and overdrafts                                                                   0.8           3.2
Capitalised debt issuance costs                                                                  (4.1)         (5.7)
                                                                                            ------------  ------------
                                                                                                 10.1          24.5

Trade creditors                                                                                 139.0         138.4
Corporation taxes                                                                                 6.8          12.4
Other taxes and social security                                                                   5.9           5.9
Finance lease obligations                                                                         0.1           0.1
Amounts due to parent company                                                                     3.4           0.9
Other creditors                                                                                  10.5          12.8
Interest accruals                                                                                10.8          10.5
Other accruals                                                                                   12.5          12.1
                                                                                            ------------  ------------

                                                                                                199.1         217.6
                                                                                            ============  ============


15. CREDITORS DUE AFTER MORE THAN ONE YEAR

                                                                                               2001          2002
                                                                                            (POUND)M      (POUND)M
Borrowings:
Unsecured subordinated U.S.$200m 12.0% Senior Notes due 2009                                    137.4         124.2
Unsecured subordinated(pound)75m 12.25% Senior Notes due 2009                                   75.0          75.0
Capitalised debt issuance costs                                                                 (3.3)         (1.1)
                                                                                            ------------  ------------
                                                                                                209.1         198.1

Senior Credit Facility                                                                          163.9         265.3
Capitalised debt issuance costs                                                                  (5.2)         (8.1)
                                                                                            ------------  ------------
                                                                                                158.7         257.2

Loan from related party                                                                           7.6           9.3
Other unsecured loans                                                                             0.3           0.1
                                                                                            ------------  ------------
                                                                                                  7.9           9.4

                                                                                                375.7         464.7
                                                                                            ============  ============
Other creditors:
Finance lease obligations:
  Due between one and five years                                                                  0.1           -
Government grants in respect of capital expenditure                                               0.4           0.2
                                                                                            ------------  ------------

                                                                                                  0.5           0.2
                                                                                            ============  ============

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on July 31, 2009.

The maturity profiles of borrowings and finance lease obligations are shown in
Note 20.

                                PREMIER FOODS PLC

DESCRIPTION OF SENIOR CREDIT FACILITY AND SUBORDINATION ARRANGEMENTS

SENIOR CREDIT FACILITY

In May 2002, Premier Financing entered into an amended and restated Senior Credit Facilities Agreement with J.P. Morgan plc and Barclays Capital as arrangers, JPMorgan Chase Bank and Barclays Bank plc as underwriters, with J.P. Morgan Europe Limited as agent and security agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made (pound)412.3m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At December 31, 2002, the facilities available to Premier amounted to (pound)392.3m.

STRUCTURE

The Senior Credit Facility provides for (pound)392.3m of loan facilities comprising (i) Term A and Term B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Term A Facility is for an amount of up to (pound)224.3m and the Term B Facility is for an amount of up to (pound)68.0m. At December 31, 2002, (pound)224.3m was outstanding on the Term A Facility and (pound)68.0m was outstanding on the Term B Facility.

The Working Capital Facility in the amount of up to (pound)100.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At December 31, 2002, no advance had been drawn down under the Working Capital Facility and (pound)22.7m was utilised for general corporate purposes.

INTEREST RATES AND FEES

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EURIBOR for euro) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Term A Facility and the drawn down amount under the Working Capital Facility. At December 31, 2002, the margin applied to LIBOR on the Term A Facility was 2.0%; and

-         2.75% per annum for the Term B Facility.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

SECURITY AND GUARANTEES

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

                                PREMIER FOODS PLC

COVENANTS

The Senior Credit Facility requires Premier Financing to observe certain undertakings, including undertakings relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries, euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholder's meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified financial ratios and tests, including EBITDA / total interest expense, total net debt / EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

MATURITY AND AMORTISATION

Term Loan Facilities: The Term A Facility will be repaid in semi-annual instalments commencing on June 30, 2002, with the final maturity on December 31, 2007. The Term B Facility will be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable on December 31, 2008.

Working Capital Facility: The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on December 31, 2007.

SUBORDINATION DEED

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

                                PREMIER FOODS PLC

16. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                UNFUNDED PENSION
                                                              LIABILITIES AND POST   RESTRUCTURING AND
                                               DEFERRED            RETIREMENT            OTHER
                                                   TAX              BENEFITS           PROVISIONS           TOTAL
                                                (POUND)M            (POUND)M            (POUND)M           (POUND)M
                                                RESTATED                                                     RESTATED

 At January 1, 2002 as previously reported           0.6                 0.6                   3.0                 4.2
 Prior year adjustment on implementation of          7.1                 -                     -                   7.1
 FRS 19
                                               ------------        ------------          -----------        ------------
 At January 1, 2002 (restated)                       7.7                 0.6                   3.0                11.3
 Utilised                                            -                   -                    (1.7)               (4.9)
 Charged / (released)                               (0.7)               (0.5)                  5.4                 7.4
                                               ------------        ------------          -----------        ------------

 At December 31, 2002                                7.0                 0.1                   6.7                13.8
                                               ============        ============          ===========        ============


Restructuring provisions represent the liability in respect of (i) the reorganization of our canned foods production facilities following the closure of our North Walsham canned foods factory; (ii) changes to shift patterns at our Moreton tea factory; (iii) integration of the administration functions of Nestle within the existing operations. The provision includes redundancy costs of approximately 45 administration staff; and (iv) provision in relation to the restructuring of Materne, Premier's French preserve and compote manufacturing and selling operation following the integration of Premier Brands France, Premier's French biscuit distribution company

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier's continental European operations where no funded plans are in operation.

The potential liability for tax on capital gains, which might arise if Premier's revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be (pound)1.2m (2001: (pound)1.2m).

Deferred tax has not been provided in respect of liabilities, which might arise on the distribution of unappropriated profits of overseas entities.



17. SHARE CAPITAL AND RESERVES

                                                                                     2001          2002
                                                                                   (POUND)M      (POUND)M
 Authorised
 100,000,000(pound)1 ordinary shares (2001: 100,000,000(pound)1 ordinary shares)      100.0         100.0
                                                                                  ============  ============

 Issued and fully paid
 83,701,200(pound)1 ordinary shares (2001: 83,701,200(pound)1 ordinary shares)         83.7          83.7
                                                                                  ============  ============



                                PREMIER FOODS PLC

                                                                                                                       TOTAL
                                                                                                      PROFIT AND       CAPITAL
                                                      SHARE           SHARE       REVALUATION          LOSS              AND
                                                     CAPITAL          PREMIUM      RESERVE            ACCOUNT          RESERVES
                                                     (POUND)M        (POUND)M      (POUND)M           (POUND)M         (POUND)M

 At January 1, 2002 as previously reported               83.7           623.2             4.0             (871.1)         (160.2)
 Prior year adjustment on implementation of FRS           -               -               -                 (7.1)           (7.1)
 19
                                                  --------------  --------------  -----------------  --------------  --------------
 At January 1, 2002 (restated)                           83.7           623.2             4.0             (878.2)         (167.3)
 Movements in the year:
    Retained profit for the financial year                -               -               -                 16.3            16.3
    Exchange movements                                    -               -               -                  1.2             1.2
                                                  --------------  --------------  -----------------  --------------  --------------

 At December 31, 2002                                    83.7           623.2             4.0             (860.7)         (149.8)
                                                  ==============  ==============  =================  ==============  ==============


18. ACQUISITIONS AND DISPOSALS

The provisional value of the net assets acquired and consideration paid in respect of the acquisitions the ambient foods business in the U.K. of Nestle SA
("Nestle") in May 2002, was as follows:

                                                                                                      CONSISTENCY
                                                                                                         OF
                                                                       BOOK                            ACCOUNTING     PROVISIONAL
                                                                       VALUE          REVALUATIONS     POLICY          FAIR VALUE
                                                                      (POUND)M         (POUND)M        (POUND)M        (POUND)M
 Assets acquired:
      Intangible assets                                                   20.0             -                -              20.0
      Fixed assets                                                        24.7            (4.8)             -              19.9

 Current assets
      Stocks                                                              12.4            (0.1)            (0.9)           11.4
      Trade debtors                                                        -               -                -               -
      Other debtors                                                        1.0             -                -               1.0

 Creditors due in less than one year
      Trade creditors                                                      -               -                -               -
      Other creditors                                                     (0.2)            -                -              (0.2)
                                                                     --------------  ---------------  --------------  --------------

 Total capital employed                                                   57.9            (4.9)            (0.9)           52.1
                                                                     --------------  ---------------  --------------  --------------

 Consideration
      Cash                                                               132.2             -                -             132.2
      Debt net of cash acquired                                            -               -                -               -
                                                                     --------------  ---------------  --------------  --------------

 Total consideration                                                     132.2             -                -             132.2
                                                                     --------------  ---------------  --------------  --------------

 Goodwill arising                                                         74.3             4.9              0.9            80.1
                                                                     ==============  ===============  ==============  ==============




The Nestle ambient foods business contributed (pound)55.6m to Premier's turnover, (pound)6.9m to Premier's operating profit in 2002 and (pound)9.1m to net cash flow from operating activities, (pound)5.9m of interest expense and (pound)0.3m to capital expenditure.

In addition, in January 2002, Premier acquired a potato seed business for (pound)0.6m. The assets acquired comprised (pound)0.2m of trade debtors and (pound)0.2m of trade creditors. The goodwill arising on the acquisition was (pound)0.6m.

                                PREMIER FOODS PLC

The value of the net assets acquired of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited ("SonA") in April 2001, the "Lift" instant lemon tea business ("Lift") in September 2001, the "Nelsons of Aintree" preserves manufacturing business ("Nelsons") in October 2001 were as follows:

                                                                  2001
                                                                (POUND)M
 Assets acquired:
      Intangible assets                                              7.5
      Fixed assets                                                   9.2

 Current assets
      Stocks                                                        10.7
      Trade debtors                                                  5.6
      Other debtors                                                  0.3

 Creditors due in less than one year
      Trade creditors                                               (6.8)
      Other creditors                                               (0.6)
 Creditors due after more than one year                             (0.2)
                                                               ------------

 Total capital employed                                             25.7
                                                               ------------

 Consideration
      Cash                                                          28.7
      Debt net of cash acquired                                      0.8
                                                               ------------

 Total consideration                                                29.5
                                                               ------------

 Goodwill arising                                                    3.8
                                                               ============



The net assets disposed and consideration received in respect of Horizon Biscuits Limited and FE Barber Limited ("Kingsland Wines and Spirits") which were disposed of in 2001, were as follows:

                                                               2001
                                                             (POUND)M
 Assets disposed:
      Fixed assets                                             (47.8)

 Current assets
      Stocks                                                   (23.5)
      Trade debtors                                            (41.6)
      Other debtors                                            (11.4)
      Tax                                                       (0.9)

 Creditors less than one year
      Creditors                                                 28.1
      Other creditors                                           18.7

                                                          ----------------
 Total capital employed                                        (78.4)

 Cash consideration                                            101.8

 Goodwill previously written off to reserves                   (53.0)
                                                          ----------------

 Loss on sale                                                  (29.6)
                                                          ================


There were no disposals in 2002.

                                PREMIER FOODS PLC

19. COMMITMENTS AND CONTINGENCIES

Commitments to make operating lease payments during the next financial year were as follows:

                                                               PLANT AND
                               LAND AND BUILDINGS              MACHINERY
                              2001          2002         2001          2002
                            (POUND)M      (POUND)M     (POUND)M      (POUND)M
On leases expiring:
  Within 1 year                  0.6          0.4           2.0           0.4
  Between 2 and 5 years          0.5          0.3           1.5           2.2
  After 5 years                  0.7          0.7           -             -
                           ------------ ------------- ------------  ------------

                                 1.8          1.4           3.5           2.6
                           ============ ============= ============  ============


Capital commitments are disclosed in Note 10 "Tangible Fixed Assets".



CONTINGENT LIABILITIES

Premier is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon Premier's financial position.

                                PREMIER FOODS PLC

20. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The interest rate and foreign exchange risks are managed by the Treasury Committee, which is a sub-committee appointed by the Board of Directors. Day to day management of treasury activities is performed by the Group treasury department. The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

The main risks arising from Premier's financial transactions are interest rate risk, liquidity risk and foreign currency risk. The policies towards these risks are documented and are reviewed on a regular basis by the Treasury Committee.

Premier also enters into contracts with suppliers for its principal raw materials, some of which are considered commodities. However, as these contracts are part of Premier's normal purchasing activities and always result in actual delivery, commodity risk arising from these contracts is not considered material.

INTEREST RATE RISK

Premier borrows principally in pounds sterling and U.S. dollars at both fixed and floating rates of interest. Premier actively monitors its interest rate exposure since the high level of gearing makes its profitability sensitive to movements in interest rates. However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the (pound)392.3m Senior Credit Facility Agreement. Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure. The mixture of instruments used to hedge its exposure however is determined by the conditions of its credit facility agreement and discussions with its lending group. The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt, which currently amounts to (pound)292.3m. Premier currently has hedging in place for (pound)146.0m until September 2004. In addition, Premier has entered into a coupon swap to fix the cash flows on its U.S.$200m high yield debt issue, which has the effect of converting the interest payments into fixed rate sterling.

LIQUIDITY RISK

Premier has negotiated facilities with its bankers that provide sufficient headroom to ensure liquidity and continuity of funding. It therefore has sufficient unutilised banking facilities and reserve borrowing capacity. Premier tends to have significant fluctuations in its short-term borrowing position due to seasonal factors; however, the revolving credit facilities are set at a level sufficient to meet its projected peak borrowing requirements.

FOREIGN EXCHANGE RISKS

Premier reports its financial statements in pounds sterling and trades in several non-sterling currencies. Its trading transactions are therefore subject to the effect of movements in these currencies. Such exposures arise from sales or purchases in currencies other than the unit's functional currency. Management of the major exposures is centralised and managed by the Group treasury department, the small residual being managed by subsidiary companies within the guidelines set down in the Treasury Policies and Procedures manual. This requires subsidiaries to hedge committed foreign currency transaction exposure above certain levels. It is Premier's policy to hedge exposure using forward foreign currency exchange contracts, currency borrowings / investments and currency options. Again, this is monitored by the Treasury Committee. Although Premier generates some of its profits in non-sterling currencies and has assets in non-sterling jurisdictions, the translation exposure resulting from these profits and overseas net assets is not considered material and is currently not hedged. This matter is reviewed regularly by members of the Treasury Committee.

                                PREMIER FOODS PLC

CREDIT RISK

Potential concentrations of credit risk to Premier consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high-credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier's policy to insure all third-party trade debt. Premier does not consider there to be any significant concentration of credit risk at December 31, 2002.



  INTEREST RATE AND CURRENCY PROFILE                             STERLING     U.S. DOLLAR      EURO          OTHER         TOTAL
                                                                 (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
  2002
  Financial assets
  Floating rate                                                     30.2            1.6          11.7           -            43.5
                                                               -------------  ------------  ------------  ------------  ------------

  Cash and deposits                                                 30.2            1.6          11.7           -            43.5
                                                               =============  ============  ============  ============  ============

  2001
  Financial assets
  Floating rate                                                     20.8            1.6           4.9           -            27.3
                                                               -------------  ------------  ------------  ------------  ------------

  Cash and deposits                                                 20.8            1.6           4.9           -            27.3
                                                               =============  ============  ============  ============  ============

  The financial assets all have maturities of less than one year and are all at floating rates.

                                                                 STERLING     U.S. DOLLAR      EURO          OTHER         TOTAL
                                                                (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M
  2002
  Financial liabilities
  Floating rate                                                   (207.3)           -             -             -          (207.3)
  Fixed rate                                                      (272.7)           -             -             -          (272.7)
  Interest free                                                     (9.3)           -             -             -            (9.3)
                                                               -------------  ------------  ------------  ------------  ------------

  Borrowings                                                      (489.3)           -             -             -          (489.3)
                                                               =============  ============  ============  ============  ============

  Fixed rate weighted average interest rate                       10.2%
  Fixed rate weighted average years to maturity                    1.69

  2001
  Financial liabilities
  Floating rate                                                   (119.0)           -            (1.1)          -          (120.1)
  Fixed rate                                                      (258.3)           -             -             -          (258.3)
  Interest free                                                     (7.6)           -             -             -            (7.6)
                                                               -------------  ------------  ------------  ------------  ------------

  Borrowings                                                      (384.9)           -            (1.1)          -          (386.0)
                                                               =============  ============  ============  ============  ============

  Fixed rate weighted average interest rate                       10.9%
  Fixed rate weighted average years to maturity                    2.31



The interest rates applicable to the Notes and Term and Working Capital
Facilities are detailed in Note 15. The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps.
Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to (pound)72.5m bringing the total amount of interest rate hedging to (pound)342.4m. The hedging currently in place on the senior debt is operative until September 2004.




                                       29

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


MATURITY OF FINANCIAL LIABILITIES





                                              2001                                                    2002
                                   CAPITALISED                                              CAPITALISED
                                      DEBT                                                     DEBT
                                     ISSUANCE       FINANCE                                  ISSUANCE        FINANCE
                         DEBT         COSTS         LEASES         TOTAL          DEBT        COSTS          LEASES         TOTAL
                       (POUND)M      (POUND)M      (POUND)M       (POUND)M      (POUND)M      (POUND)M      (POUND)M      (POUND)M

  Within 1 year or
  on demand               14.2          (4.1)          0.1          10.2           30.2          (5.7)          0.1          24.6
  Between:
  1 and 2 years           18.0          (3.9)          0.1          14.2           36.0          (3.9)          -            32.1
  2 and 3 years           22.5          (2.6)          -            19.9           50.0          (2.2)          -            47.8
  3 and 4 years           31.5          (1.2)          -            30.3           52.0          (1.7)          -            50.3
  4 and 5 years           71.6          (0.7)          -            70.9           59.3          (1.1)          -            58.2
  Over 5 years           240.6          (0.1)          -           240.5          276.6          (0.3)          -           276.3
                     ------------  ------------  ------------  -------------  ------------  ------------  ------------  ------------
                         398.4         (12.6)          0.2         386.0          504.1         (14.9)          0.1         489.3
                     ============  ============  ============  =============  ============  ============  ============  ============


CURRENCY ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

The table below shows Premier's currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the year ended December 31, 2002. Such exposures comprise monetary assets / (liabilities) that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.



NET FOREIGN CURRENCY ASSETS / (LIABILITIES)


                                              2001                                                    2002
                       FUNCTIONAL CURRENCY OF GROUP OPERATION                    FUNCTIONAL CURRENCY OF GROUP OPERATION
                       STERLING       EURO          OTHER          TOTAL          STERLING        EURO        OTHER           TOTAL
                        (POUND)M     (POUND)M      (POUND)M       (POUND)M        (POUND)M      (POUND)M      (POUND)M      (POUND)M

Sterling                    -           (0.1)          -            (0.1)           -             0.1           -             0.1
Euro                       14.6          -             -            14.6           23.5           -             -            23.5
U.S. dollar              (117.8)         -             -          (117.8)         (95.1)          -             -           (95.1)
Greek drachma               0.1          -             -             0.1            -             -             -             -
Swiss franc                (0.2)         -             -            (0.2)          (0.4)          0.1           -            (0.3)
Canadian dollar             -            -             -             -              0.2           -             -             0.2
Other                       -            -             -             -              0.1           -             -             0.1
                      -----------  ------------  ------------  -------------  ------------  ------------  ------------  ------------

                         (103.3)        (0.1)          -          (103.4)         (71.7)          0.2           -           (71.5)
                      ===========  ============  ============  =============  ============  ============  ============  ============



UNDRAWN COMMITTED BORROWING FACILITIES                                                                     2001          2002
                                                                                                        (POUND)M      (POUND)M

Expiring in less than 1 year                                                                                   -             -
Expiring in more than 1 but less than 2 years                                                                  -             -
Expiring in more than 2 years                                                                                106.7          77.3
                                                                                                         ------------  ------------

As at December 31,                                                                                           106.7          77.3
                                                                                                         ============  ============

The above undrawn facilities form part of Premier's overall working capital lines, which bear interest at floating rates and are committed until December
31, 2007.





                                       30

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Set out below is a comparison of book and fair values of all Premier's financial instruments by category:

                                                                                2001          2001          2002          2002
                                                                             BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                                             (POUND)M      (POUND)M      (POUND)M      (POUND)M

Financial instruments held or issued to finance Premier's operations:
Short-term borrowings and current portion of long-term borrowings
                                                                                (14.2)         (14.2)        (30.2)        (30.2)
Long-term borrowings                                                           (384.2)        (387.9)       (473.9)       (478.6)
Other financial liabilities                                                      (0.2)          (0.2)         (0.1)         (0.1)
Cash deposits                                                                    27.3           27.3          43.5          43.5


Fair values for the Notes, which have been included within long-term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier's interest rate or currency profile are set out below:

                                                                                2001          2001          2002          2002
                                                                              NOMINAL         FAIR         NOMINAL        FAIR
                                                                               VALUE         VALUE         VALUE         VALUE
                                                                             (POUND)M       (POUND)M      (POUND)M      (POUND)M

Interest rate swaps                                                               -             (0.5)          -            (2.8)
Cross currency swaps                                                              -              5.2           -             0.6
Foreign exchange contracts                                                      (32.7)         (31.9)        (42.2)        (41.9)



The fair values of foreign exchange contracts and interest rate swap agreements have been calculated on a mark to market basis. All commodity contracts are settled by physical delivery and are not held for trading purposes. There are no significant gains or losses on hedges at December 31, 2002 expected to be shown in the income statement for December 31, 2003.

The analysis of financial instruments in this note excludes short-term debtors and creditors as permitted under FRS 13 "Derivatives and other financial instruments".

                                PREMIER FOODS PLC

21. PRINCIPAL SUBSIDIARY UNDERTAKINGS

The following represent the principal undertakings of Premier at December 31, 2002. Percentages indicate ownership of the undertakings' ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.


                                                     COUNTRY OF
                                                     INCORPORATION OR
                                                     REGISTRATION AND
                                                     PRINCIPAL OPERATIONS                                                     %
SUBSIDIARY UNDERTAKINGS                                                        BUSINESS                                     OWNED

FINANCING
Premier Financing Limited                            England and Wales         Financing                                     100

GROCERY PRODUCTS
Boin Confitures                                      France                    Preserve and fruit compote manufacturing      100
Chivers Hartley Limited                              England and Wales         Preserve and pickle manufacturing             100
HL Foods Limited                                     England and Wales         Food canning and processing                   100
Jonker Fris                                          Netherlands               Food canning and processing                   100
Materne SA                                           France                    Preserve and fruit compote manufacturing      100
Premier Ambient Products (UK) Limited                England and Wales         Pickle, vinegar, sweet spreads and jelly      100
                                                                               manufacturing
Premier International Foods UK Limited               England and Wales         Hot and cold beverages manufacturing          100

POTATOES
MBM Produce Limited                                  England and Wales         Potato processing and grading                 100


22. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier. Other transactions with entities within the Premier Foods Investments Limited Group are not disclosed as permitted by FRS 8 "Related party disclosures".

MONITORING AND OVERSIGHT AGREEMENT

In 1999, Premier entered into a 10-year agreement (the "Monitoring and Oversight Agreement") with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of (pound)1.2m for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than (pound)1.2m. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgements, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

                                PREMIER FOODS PLC

FINANCIAL ADVISORY AGREEMENT

In 1999, Premier and Hicks Muse entered into an agreement ("the Financial Advisory Agreement") pursuant to which will be entitled to receive a fee equal to 1.5% of the transaction value for each acquisition made by Premier. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid (pound)2.1m in 2002 (2001: (pound)0.4m, 2000: (pound)nil) to Hicks Muse under the Financial Advisory Agreement.

GOLDEN SHARE

A Golden Share has been issued by Premier Financing with voting rights, which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse, which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

PREMIER HOLDINGS LIMITED MANAGEMENT CHARGE

In 2000, 2001 and 2002, Premier was recharged (pound)0.9m, (pound)0.2m and (pound)2.8m, respectively, by Premier Holdings Limited in respect of the shared administrative functions. The increase from 2001 to 2002 in the recharge to Premier by Premier Holdings is primarily the result of a reduction in Premier Holdings' income and the recharge of restructuring costs incurred by Premier Holdings.

HMTF POULTRY LIMITED

Premier has borrowed (pound)9.3m (2001: (pound)7.6m) from HMTF Poultry Limited, an affiliated company. This loan is interest-free, subordinated to the Senior Credit Facility and repayable in full on July 31, 2009.

FRS 8 "RELATED PARTY DISCLOSURES"

The Company is a wholly owned subsidiary undertaking of Premier Foods Investments Limited, which prepares consolidated financial statements made available for public disclosure. In accordance with the exemptions available to such undertakings under FRS 8 "Related Party Disclosures", no other disclosure of related party transactions with Premier Foods Investments Ltd group companies has been made in these financial statements.


23. PARENT UNDERTAKINGS

The Company's ultimate parent undertaking is HMTF Premier Limited, a company incorporated in the Cayman Islands. The Company's immediate parent undertaking is Premier Foods (Holdings) Limited (formerly Premier Holdings Limited, formerly Hillsdown Holdings Limited), a company incorporated in England and Wales and which owns 100% of Premier's issued share capital.

Premier Food Investments Limited is the largest group undertaking that prepares consolidated financial statements, which include the Company. The consolidated financial statements of Premier Food Investments Limited are available at the Company's registered office, which is at 28 The Green, Kings Norton, Birmingham, B38 8SD.

                                PREMIER FOODS PLC

24. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"), which differ in certain material respects from generally accepted accounting principles in the U.S. ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder's deficit that would have been required in applying the significant differences between U.K. and U.S. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                                   YEAR ENDED DECEMBER 31,
                                                                                               2000           2001         2002
                                                                                             (POUND)M      (POUND)M      (POUND)M

 Consolidated  profit / (loss) on ordinary activities after taxation as previously
      reported under U.K. GAAP                                                                  (7.8)         (28.2)         16.3
 Prior year adjustment on implementation of FRS 19 "Deferred tax"                               (0.8)          (0.3)          -
                                                                                           -------------  ------------  ------------
 Consolidated profit / (loss) on ordinary activities after taxation
        as reported under U.K. GAAP (restated)                                                  (8.6)         (28.5)         16.3
 U.S. GAAP adjustments:
      Amortisation of goodwill                                                     (a)          (7.1)          (5.9)          3.1
      Amortisation of intangible assets                                            (a)           -              -            (0.6)
      Pensions                                                                     (b)           3.4            5.2           0.1
      Deferred tax                                                                 (c)          (0.1)          (0.4)          -
      Derivative financial instruments                                             (d)           -              5.5          (7.4)
      Goodwill transferred to the profit and loss account in
       respect of disposed businesses                                              (a)           -             49.0           -
      Pension prepayment asset in respect of disposed businesses                   (b)           -             10.0           -
      Deferred tax liability in respect of disposed businesses                     (c)           -              6.1           -
                                                                                           -------------  ------------  ------------

 Net U.S. GAAP adjustments                                                                      (3.8)          69.5          (4.8)
 Tax effect of net U.S. GAAP adjustments                                                        (1.0)          (3.2)          2.6
                                                                                           -------------  ------------  ------------

 Consolidated net income / (loss) in accordance with U.S. GAAP                                 (13.4)          37.8          14.1
                                                                                           =============  ============  ============


RECONCILIATION OF CONSOLIDATED SHAREHOLDER'S DEFICIT

                                                                                                             2001          2002
                                                                                                        (POUND)M      (POUND)M

 Consolidated shareholder's deficit as previously reported under U.K. GAAP                                   (160.2)       (149.8)
 Prior year adjustment on implementation of FRS 19 "Deferred tax"                                              (7.1)          -
                                                                                                          ------------  ------------
 Consolidated shareholder's deficit as reported under U.K. GAAP                                              (167.3)       (149.8)
 U.S. GAAP adjustments:
   Goodwill not capitalised under U.K. GAAP                                                       (a)         213.3         213.3
   Accumulated amortisation of goodwill not capitalised under U.K. GAAP                           (a)        (189.7)       (189.7)
   Amortisation of goodwill under U.K. GAAP not amortised under U.S. GAAP                         (a)           -             3.1
   Amortisation of intangible assets recognised as goodwill under U.K. GAAP                       (a)           -            (0.6)
   Capitalisation of tax benefit on acquisition of intangible assets                              (a)           -             4.2
   Pensions                                                                                       (b)          28.4          28.5
   Deferred tax                                                                                   (c)         (13.0)        (14.6)
   Derivative financial instruments                                                               (d)           5.5          (1.9)
   Revaluation of fixed assets                                                                    (e)          (4.0)         (4.0)
                                                                                                          ------------  ------------

 Net U.S. GAAP adjustments                                                                                     40.5          38.3
                                                                                                          ------------  ------------

 Consolidated shareholder's deficit as reported under U.S. GAAP                                              (126.8)       (111.5)
                                                                                                          ============  ============



                                       34

                                PREMIER FOODS PLC

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


ROLLFORWARD ANALYSIS OF CONSOLIDATED SHAREHOLDER'S FUNDS DEFICIT

                                                                                               2000          2001          2002
                                                                                          (POUND)M      (POUND)M      (POUND)M

 Balance in accordance with U.S. GAAP at January 1,                                           (172.9)        (187.3)       (126.8)
 U.K. GAAP profit / (loss) for the financial year                                               (7.8)         (28.2)         16.3
 Other recognised gains and losses                                                              (1.2)          (1.1)          1.2
 Issue of share capital                                                                          -             23.7           -
 U.S. GAAP adjustments
      Amortisation of goodwill                                                     (a)          (7.1)          (5.9)          3.1
      Amortisation of intangible assets recognised as goodwill                     (a)           -              -            (0.6)
      under U.K. GAAP
        Capitalisation of tax benefit on acquisition of intangible assets          (a)           -              -             4.2
      Goodwill transferred to the profit and loss account in respect                             -             49.0           -
      of disposed businesses
      Pensions                                                                     (b)           3.4            5.2           0.1
      Pension prepayment asset in respect of disposed businesses                   (b)           -             10.0           -
      Deferred tax                                                                 (c)          (1.9)           2.2           2.6
      Deferred tax arising on acquisition of intangible assets                     (a)           -              -            (4.2)
      Derivative financial instruments                                             (d)           -              5.5          (7.4)
      Revaluation of fixed assets                                                  (e)           0.2            0.1           -
                                                                                           -------------  ------------  ------------

 Balance in accordance with U.S. GAAP at December 31,                                         (187.3)        (126.8)       (111.5)
                                                                                           =============  ============  ============



A summary of the principal differences and additional disclosures applicable to Premier are set out below:

(a) Goodwill and intangible assets

Both U.K. GAAP and U.S. GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under U.K. GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10 "Goodwill and Intangible Assets", has been capitalised and amortised over its estimated useful life, which has been estimated at 20 years.

Under U.S. GAAP, goodwill arising on acquisitions made on or before December 31,1997 has been capitalised as an intangible asset and amortised over its estimated useful life. However, Premier adopted the transition provisions of FAS 141, "Business Combinations" ("FAS 141"), with effect from July 1, 2001. Premier also adopted the provisions of FAS 142, "Goodwill and Other Intangible Assets" ("FAS 142"), on January 1, 2002. As a result, goodwill is no longer subject to amortisation subsequent to the date of adoption. As the non-amortisation of goodwill provisions of FAS 142 were effective immediately for all acquisitions after June 30, 2001, goodwill arising from the Lift and Nelsons acquisitions was also not amortised during 2001.

In May 2002, Premier acquired the ambient foods manufacturing business in the U.K. of Nestle SA ("Nestle") for net consideration of (pound)132.2 million. The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves, ambient desserts and dehydrated foods. The business was acquired principally because of the quality of the brands of the acquired business, their complementarity with Premier's own product ranges and the synergies available in combining the two businesses. The definition of intangible assets under FAS 141 is wider than that under FRS 10. Furthermore FAS 109 requires the recognition of a deferred tax provision on the amortisation of acquired intangible assets. The deferred tax provision created on the acquisition of the Nestle intangible assets was (pound)4.2m under U.S. GAAP whereas no deferred tax provision was recognised under U.K. GAAP. Therefore, the total intangible assets recognized on the acquisition of Nestle under FAS 141 were (pound)63.9m, compared with (pound)20.0m recognised under FRS
10. Goodwill calculated under FAS 141 was (pound)40.4m, compared to (pound)80.1m under U.K. GAAP. Goodwill has arisen on the acquisition because the value of the own label and industrial elements of the business, the established manufacturing processes and the synergies arising from the combination of the businesses are not capitalisable as intangible assets under FAS 141. In addition, Premier acquired a potato seed business, for a net consideration of (pound)0.6m, which resulted in goodwill of (pound)0.6m.

                                PREMIER FOODS PLC

Horizon Biscuits Limited was disposed of in 2001 and goodwill of (pound)53.0m, which had been written off directly to reserves was written back through the profit and loss account in accordance with U.K. GAAP. Under U.S. GAAP, this goodwill had been capitalised and amortised and the net book value of goodwill remaining in respect of Horizon Biscuits Limited at the date of disposal was (pound)4.0m. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortised under U.S. GAAP of (pound)49.0m. The U.S. GAAP adjustment reverses the following: (i) write-off of goodwill arising on acquisitions made on or before December 31, 1997 directly to reserves under U.K. GAAP; and (ii) amortisation expense recorded under U.K. GAAP and the movement in accumulated amortisation under U.K. GAAP during the period subsequent to the adoption of FAS 141 and FAS 142.



The following table shows the results of operations as if FAS 142 were applied to prior periods:

                                                         2000          2001
                                                       (POUND)M      (POUND)M

 Net income as reported under U.S. GAAP                   (13.4)         37.8
 Add back: Goodwill amortisation                            7.4           6.3
                                                      ------------  ------------

 Adjusted net income                                       (6.0)         44.1
                                                      ============  ============


Premier has also evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new criteria in FAS 141. The Group has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortise these assets over their remaining useful lives.

The gross carrying amount of other intangible assets, which consists of brands, trademarks and licences under U.S. GAAP, is (pound)71.4m as of December 31, 2002 ((pound)7.5m as of December 31, 2001), are being amortised over an estimated useful life of between 20 and 40 years. Accumulated amortisation as of December 31, 2002 was (pound)1.8m ((pound)0.1m at December 31, 2001). The amortisation expense for the year ended December 31, 2002 is (pound)1.7m ((pound)0.1m and (pound)nil in 2001 and 2000, respectively). Amortisation expense on the other intangible assets is expected to be (pound)2.5m in each of 2003, 2004, 2005, 2006, and 2007.

As of January 1, 2002, Premier performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based both on discounted cash flows and a value based on a multiple of earnings. Upon completion of the transitional impairment test, Premier determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value determined under either of the valuation methods. Premier also completed the annual impairment test required by FAS 142 during the fourth quarter of 2002, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows and a value based on a multiple of earnings. This annual impairment test did not indicate any impairment in the carrying value of the goodwill.

A roll forward of U.S. GAAP goodwill during 2002 is shown below:

                                     PREMIER
                                     FOODS UK         MATERNE          MBM          TOTAL
                                      (POUND)M       (POUND)M       (POUND)M      (POUND)M

 Balance as of January 1, 2002              27.6          5.9            0.1          33.6
 Goodwill acquired                          40.4          -              0.6          41.0
                                       ------------ -------------  ------------  ------------

 Balance as of December 31, 2002            68.0          5.9            0.7          74.6
                                       ============ =============  ============  ============



(b) Pensions

Under U.K. GAAP, the cost of providing pension benefits should be expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions.

                                PREMIER FOODS PLC

 Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognised in the balance sheet, with the remainder of the unrecognised surplus and the unrecognised gains and losses spread over the employees' remaining service lifetimes. The pension benefit obligation is calculated by using a projected unit credit method. Actuarial gains or losses within a 10% "corridor" have not been recognised.

The net assets under U.K. GAAP of Horizon Biscuits Limited, which was disposed of in 2001 included a pension prepayment asset of (pound)10.0m. No asset was included in the net assets under U.S. GAAP disposed of. The U.S. GAAP adjustment, therefore to the U.K. GAAP profit and loss on disposal in respect of pension assets was (pound)10.0m.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

COMPONENTS OF PENSION COST

                                           2000          2001          2002
                                         (POUND)M      (POUND)M      (POUND)M

 Service cost                                7.7            3.9           3.9
 Recognised actuarial loss                   -              -             2.0
 Interest cost                              15.2           12.8          11.3
 Expected return on plan assets            (21.2)         (18.2)        (11.4)
 Sale of biscuit businesses                  -              -            (2.0)
 Amortisation of prior service cost          -              -             -
 Amortisation of transition asset           (1.7)          (1.7)         (1.3)
                                       -------------  ------------  ------------

 Net periodic pension cost                   -             (3.2)          2.5
                                       =============  ============  ============


The funded status under U.S. GAAP for Premier sponsored defined benefit pension plans is as follows:

FUNDED STATUS

                                                         2001          2002
                                                       (POUND)M      (POUND)M

 Projected benefit obligation                            (215.1)       (185.9)
 Fair value of plan assets                                212.6         175.6
                                                      ------------  ------------

 Funded status                                             (2.5)        (10.3)
 Unrecognised net actuarial (gain) / loss                  45.0          47.0
 Unrecognised transition asset                             (3.3)          -
 Unrecognised prior service cost                            -             -
                                                      ------------  ------------

 Net asset recognised                                      39.2          36.7
                                                      ============  ============


Amounts recognised in respect of Premier's pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

                                                         2001          2002
                                                       (POUND)M       (POUND)M

 Prepaid pension expense                                   39.2          36.7
                                                      ------------  ------------

 Net asset recognised                                      39.2          36.7
                                                      ============  ============

                                PREMIER FOODS PLC

Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

                                                        2001          2002
                                                      (POUND)M      (POUND)M

 Benefit obligation at January 1,                        246.1         215.1
 Service cost                                              3.9           3.9
 Interest cost                                            12.8          11.3
 Employee contributions                                    1.8           1.8
 Benefit payments                                        (15.2)        (15.9)
 Actuarial losses / (gains)                                7.4         (28.4)
 Sale of biscuit businesses                              (40.1)          -
 Sale of Kingsland Wines and Spirits                       -            (1.9)
 Payment following demerger of Terranova in 1999          (1.6)          -
                                                     ------------  ------------

 Benefit obligation at December 31,                      215.1         185.9
                                                     ============  ============


Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

                                                        2001          2002
                                                      (POUND)M      (POUND)M

 Fair value of plan assets at January 1,                 290.2         212.6
 Actual return on plan assets                            (19.4)        (25.2)
 Employer contributions                                    -             -
 Employee contributions                                    1.8           1.8
 Benefit payments                                        (15.2)        (15.9)
 Payment of biscuit transfer                             (42.8)          4.2
 Sale of Kingsland Wines and Spirits                       -            (1.9)
 Payment following demerger of Terranova in 1999          (2.0)          -
                                                     ------------  ------------

 Fair value of plan assets at December 31,               212.6         175.6
                                                     ============  ============


The weighted-average assumptions used at December 31, to determine pension cost for Premier's defined benefit pension plans were as follows:

                                                      2000     2001      2002
                                                       %         %         %

 Discount rate                                        6.0       6.0       5.5
 Expected long-term return on plan assets             7.0       7.0       5.9
 Expected rate of increase in compensation levels     3.0       3.0       2.5
 Expected rate of increase of pensions                2.0       2.0       1.5

                                PREMIER FOODS PLC

(c) Deferred tax

Under U.K. GAAP, Premier has adopted FRS19 "Deferred tax" this year, which requires full provision to be made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their inclusion in tax computations. Premier has chosen not to discount its deferred tax liability. The prior year figures for 2001 and 2000 have been restated in order to comply with the standard.

Under U.S. GAAP, deferred tax is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The loss on disposal of Horizon Biscuits Limited, which was disposed of in 2001, was calculated under U.K. GAAP on net assets including a deferred tax liability calculated on the partial provision basis. Under U.S. GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis. The difference of (pound)6.1m between the deferred tax liability as calculated under U.K. GAAP and U.S. GAAP is therefore recorded as a decrease to the loss on disposal of Horizon Biscuits Limited as recorded under U.K. GAAP.

Classification of Premier's tax liabilities and assets under U.S. GAAP is as follows:


                                                                                                             2001          2002
                                                                                                          (POUND)M      (POUND)M
 Deferred tax liabilities:
   Accelerated tax depreciation                                                                                 4.6           4.6
   Rollover relief                                                                                              2.8           2.8
   Derivative financial instruments                                                                             1.7          (0.6)
   Pensions                                                                                                    11.7          11.0
   Intangible assets                                                                                            -             3.9
                                                                                                          ------------  ------------

 Total deferred tax liabilities                                                                                20.8          21.7

 Deferred tax assets:
   Provisions                                                                                                  (0.1)         (0.1)
                                                                                                          ------------  ------------

                                                                                                               20.7          21.6
                                                                                                          ============  ============
Total tax expense is as follows:

                                                                                                    YEAR ENDED DECEMBER 31
                                                                                               2000          2001          2002
                                                                                          (POUND)M      (POUND)M      (POUND)M
 U.K. GAAP:
   Current tax expense                                                                           1.7            0.6           6.7
   Deferred tax expense / (credit) restated for FRS 19 "Deferred tax"                            0.8            0.3          (0.7)
                                                                                           -------------  ------------  ------------

   Total tax expense                                                                             2.5            0.9           6.0
                                                                                           =============  ============  ============

 U.S. GAAP:
   Current tax expense                                                                           1.7            0.6           6.7
   Deferred tax expense / (credit)                                                               1.9            3.9          (3.3)
                                                                                           -------------  ------------  ------------

   Total tax expense                                                                             3.6            4.5           3.4
                                                                                           =============  ============  ============


(d) Derivative financial instruments

Premier's derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts. Under U.K. GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2001 and December 31, 2002. Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method. Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end.

                                PREMIER FOODS PLC

Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), Premier had designated its foreign currency derivatives as hedges of specific underlying assets and liabilities.

On January 1, 2001, Premier adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group. Premier has not designated any of its derivatives as qualifying hedge instruments under SFAS
133. Premier has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarised below.


                                                                                               2001          2002        MOVEMENT
                                                                                            (POUND)M      (POUND)M      (POUND)M
 Fair value adjustment profit / (loss)
  Interest rate swaps                                                                           (0.5)          (2.8)         (2.3)
  Cross currency swaps                                                                           5.2            0.6          (4.6)
  Foreign exchange contracts                                                                     0.8            0.3          (0.5)
                                                                                           -------------  ------------  ------------

 Fair value adjustment profit / (loss)                                                           5.5           (1.9)         (7.4)
 Less tax at 30%                                                                                (1.7)           0.6           2.3
                                                                                           -------------  ------------  ------------

 Fair value adjustment profit / (loss) net of tax at 30%                                         3.8           (1.3)         (5.1)
                                                                                           =============  ============  ============


The movement on the fair value of the interest rate swaps and cross currency swaps has been recognised as interest income as these products are used to hedge future interest payments in pounds sterling and U.S. dollars. The movement on the fair value of the foreign exchange contracts has been recognised as an adjustment to cost of sales as these contracts are solely used to eliminate currency risk from our raw material purchases.

Premier has also evaluated its existing contracts for "embedded" derivatives, and has considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. No significant embedded derivatives were noted as a result of this exercise.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the indicated fair values of financial instruments:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Receivables (other than trade receivables): The fair values are estimated based on one of the following methods: (i) quoted market prices; (ii) current rates for similar issues; (iii) recent transactions for similar issues; or (iv) present value of expected future cash flows.

Short-term debt: The fair value is estimated based on current rates offered for similar debt.

Premier uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. Premier is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative or trading purposes.

 (e) Revaluation of fixed assets

Under U.K. GAAP, certain tangible fixed assets have been revalued so that their carrying value is equivalent to their current market value at that date, as determined by an independent appraiser. Revaluation amounts are recorded to both tangible fixed assets and reserves and are reduced by accumulated depreciation as appropriate. Under U.S. GAAP, tangible fixed assets are carried at cost. Accordingly, revaluation reserves net of accumulated depreciation have been reclassified to long-term assets and related depreciation amounts recorded in the profit and loss account.

                                PREMIER FOODS PLC

(f) Stock compensation

During the year ended December 31, 2000, Premier Holdings approved a share option scheme, which included in its terms the ability to grant share options to certain employees of Premier. The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date. Options can be exercised at any point after vesting, up to 10 years after the grant date. Premier Holdings has the ability to repurchase the shares at their fair value after the options are exercised.

Share option activity on share options granted to Premier employees for the three years ended December 31, 2000, December 31, 2001 and December 31, 2002 was as follows:

                                      NUMBER OF SHARES UNDER OPTION
                                    2000            2001            2002


Outstanding at January 1,                   -       5,421,284       2,628,382
Granted                             6,030,140               -       5,489,000
Lapsed                               (608,856)     (2,792,902)     (1,561,782)
                                --------------  --------------  --------------

Outstanding at December 31,         5,421,284       2,628,382       6,555,600
                                ==============  ==============  ==============

Exercisable at December 31,         1,401,191       1,538,192       4,047,267
                                ==============  ==============  ==============


The weighted average exercise price of all options granted, lapsed and outstanding in 2000, 2001 and 2002 was (pound)1.46.

The weighted-average contractual life of options outstanding at December 31, 2002, was 9.6 years. Premier Holdings' management estimates that the grant date fair value of Premier Holdings' shares did not exceed (pound)1.46.

No compensation cost has been recognised for this scheme under U.K. GAAP as the share options have been granted by Premier Foods (Holdings) Limited. No compensation cost has been recognised for this scheme under U.S. GAAP as the grant date fair value of the options was estimated to be less than or equal to the exercise price. No options outstanding at December 31, 2002, were subject to future performance criteria.

The stock based compensation expense, net of tax, based on the fair value at the grant dates calculated under the fair value method consistent with the provisions of FAS 123, for all awards would have been (pound)0.2m resulting in a pro forma net income under U.S. GAAP of (pound)13.9m for the year ended December 31, 2002. Because options vest over several years and additional option grants may be made in future years, the above pro forma results may not be representative of the pro forma results for future years.

For purposes of the pro forma disclosure, Premier calculated the fair value of the options using the Black-Scholes model. The fair value of each option grant was estimated on the date of grant at (pound)0.15 using the minimum value method with the following assumptions for the grants: 0% dividend yield, expected life of three years and a weighted average risk free interest rate of 3.8%.

(g) Other disclosures required by U.S. GAAP

CASH FLOW INFORMATION

Under U.K. GAAP, Premier's cash flow statements are presented in accordance with U.K. Financial Reporting Standard No. 1, as revised ("FRS 1"). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with U.S. GAAP. Differences between the two presentations are outlined below.

Under U.K. GAAP, Premier's "cash flow" comprises of increases or decreases in "cash", which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under U.S. GAAP. For purposes of presenting cash flow information in accordance with U.S. GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short-term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

Under U.K. GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. U.S. GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

                                PREMIER FOODS PLC

Cash flows under U.K. GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities under U.S. GAAP. Also, under U.S. GAAP, capital expenditures and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

A summary of Premier's operating, investing and financing activities, classified in accordance with U.S. GAAP, follows:


                                                                                               2000          2001          2002
                                                                                            (POUND)M      (POUND)M      (POUND)M
 Net cash provided by operating activities                                                      30.7           40.1          53.9
 Net cash provided by / (used in) investing activities                                         (24.5)          59.5        (147.9)
 Net cash used in financing activities                                                         (37.8)         (98.5)        110.2
                                                                                           -------------  ------------  ------------

 Net increase / (decrease) in cash and cash equivalents                                        (31.6)           1.1          16.2
 Cash and cash equivalents under U.S. GAAP, beginning of year                                   57.8           26.2          27.3
                                                                                           -------------  ------------  ------------

 Cash and cash equivalents under U.S. GAAP, end of year                                         26.2           27.3          43.5
                                                                                           =============  ============  ============


RESTRUCTURING COSTS

For the year ended December 31, 2000, a restructuring charge of (pound)2.3m relates to the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The restructuring charge covers the redundancy of approximately 25 sales and administration staff, the termination of sales agency contracts and distribution contracts.

For the year ended December 31, 2001, the restructuring charge of (pound)12.2m relates to the (i) integration of the administration functions of Premier Brands with those of HL Foods and Chivers Hartley. The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to our existing sites at Long Sutton and Bury St Edmunds. The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The (pound)1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier's French biscuit distribution company, into Materne, Premier's French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

For the year ended December 31, 2002, the restructuring charge of (pound)16.8m principally relates to (i) the restructuring of our manufacturing processes at our Moreton tea factory. The (pound)3.8m approximate cost, which included the redundancy costs for approximately 84 production staff, were in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;
(ii) (pound)3.0 million of costs relating to the relocation of our principal administrative office to St Albans and the closure of our Histon and Hampstead administrative functions. The charge includes the redundancy costs of approximately 15 administration staff; (iii) (pound)2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory. The charge includes the redundancy costs of approximately 116 people; (iv) (pound)2.1 million of costs relating to the Nestle acquisition and the subsequent integration of its administrative functions with those of Premier. The charge includes the redundancy costs of approximately 45 administration staff. The review of the Nestle manufacturing platform was not completed until the first quarter of 2003, therefore, no provision has been made for the costs of this integration at December 31, 2002; (v) (pound)2.1 million of costs relating to the closure of our North Walsham canned foods factory. The charge includes the redundancy costs of approximately 120 production and administration staff. This factory was closed in the fourth quarter of 2002 and the production integrated into our canned foods factories at Wisbech and Long Sutton; and (vi) (pound)2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

CUSTOMER BASE

In 2002, Premier had sales to two customers who represented more than 10% of Premier's total sales (2001: one, 2000: one). The customers represented 13% and 11% respectively of Premier's total sales in 2002 (2001: 12%, 2000 11%).

LEASE COMMITMENTS

The following is a summary of future minimum lease payments:

                                                  OPERATING      FINANCE
                                                   LEASES        LEASES
                                                  (POUND)M      (POUND)M
Fiscal year ending December 31,
  2003                                                 4.0           0.1
  2004                                                 3.1           -
  2005                                                 2.1           -
  2006                                                 1.4           -
  2007                                                 1.3           -
  Thereafter                                           4.3           -
                                                 ------------  ------------

Total future minimum lease payments                   16.2           0.1
                                                 ============
Less amount representing interest                                    -
                                                               ------------
Present value of net minimum lease payments                          0.1
Less current maturities                                             (0.1)
                                                               ------------

Long-term obligation                                                 -
                                                               ============


Total rent expense on operating leases was(pound)4.5m (2001:(pound)6.0m, 2000:(pound)8.4m).

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in net assets of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during the reporting period except those resulting from investments by owners and distributions to owners. The disclosures required for comprehensive income under U.S. GAAP are substantially similar to those presented in the Statement of Total Recognised Gains and Losses as prepared under U.K. GAAP.

ALLOWANCE FOR DOUBTFUL RECEIVABLES       2000          2001          2002
                                       (POUND)M      (POUND)M      (POUND)M

Balance at January 1,                        1.0           0.8           1.5
Acquisitions / (disposals)                   -             0.2           -
Charged to costs and expenses                0.3           0.6          (0.5)
Deductions                                  (0.5)         (0.1)         (0.4)
                                      ------------  ------------  ------------

Balance at December 31,                      0.8           1.5           0.6
                                      ============  ============  ============


INVENTORY OBSOLESCENCE PROVISION         2000          2001          2002
                                       (POUND)M      (POUND)M      (POUND)M

Balance at January 1,                        4.6           5.5          10.0
Charged to costs and expenses                2.6           6.3          (0.5)
Deductions                                  (1.7)         (1.8)         (2.5)
                                      ------------  ------------  ------------

Balance at December 31,                      5.5          10.0           7.0
                                      ============  ============  ============


ADVERTISING EXPENSE

Costs associated with advertising are expensed in the year incurred. Premier incurred(pound)11.2m of advertising expenses during 2002 (2001:(pound)3.9m, 2000:(pound)6.9m).

EXCISE TAXES

Premier was charged and in turn collected (pound)nil (2001: (pound)3.6m, 2000:
(pound)102.1m) of excise taxes during 2002. The decrease in excise taxes charged and in turn collected is due to the sale of FE Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

                                PREMIER FOODS PLC

LONG-LIVED ASSETS ANALYSED BY                     LONG-LIVED ASSETS
GEOGRAPHICAL REGION                         2000          2001         2002
                                          (POUND)M     (POUND)M     (POUND)M
By geographic region:
  U.K.                                        142.2        103.2        120.7
  Mainland Europe                              12.6         12.8         14.4
                                          ------------ ------------ ------------

                                              154.8        116.0        135.1
                                          ============ ============ ============


The long-lived assets detailed above are presented under U.S. GAAP accounting standards and exclude the revaluation permitted under U.K. GAAP accounting standards.

RELATED PARTY TRANSACTION

Citadel, a subsidiary of Premier Holdings, provides Premier with insurance services. Premier paid Citadel insurance premium payments for the years ended December 31, 2002, 2001 and 2000 of (pound)0.7m, (pound)0.5m and (pound)0.6m, respectively.

PRO FORMA RESULTS OF OPERATIONS

The following unaudited pro forma information presents the results of operations, including the effects of acquisition financing, of Premier under U.K. GAAP, giving pro forma effect to the following acquisitions as if they had occurred as of January 1, 2000: (i) SonA; (ii) Lift; (iii) Nelsons; and (iv) Nestle.

                                               (UNAUDITED)
                                         YEAR ENDED DECEMBER 31,
                                    2000          2001          2002
                                 (POUND)M      (POUND)M      (POUND)M

Net sales                          1,191.3          967.6         917.7
                                 ============  ============  ============

Operating profit                      91.0           81.7          74.1
                                 ============  ============  ============

Interest charge                      (79.2)         (63.0)        (40.3)
                                 ============  ============  ============

Net income / (loss)                   (3.1)          (2.4)         11.2
                                 ============  ============  ============

The pro forma results are not necessarily indicative of what actually would have occurred if the SonA acquisition, the Lift instant lemon tea acquisition, the Nelsons acquisition and the Nestle acquisition had been in effect for the periods presented, nor should they be considered indicative of future results.

OTHER CLASSIFICATION DIFFERENCES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Under U.K. GAAP, discontinued operations are recorded when material and separable operations are sold either during the year or by the earlier of the finalisation of the annual accounts or three months subsequent to year end. Discontinued operations are disclosed separately within the financial statements and related notes thereto and prior year comparative figures are restated to reflect the discontinuance. Under U.S. GAAP, disposals of businesses that do not constitute separate business segments are not accounted for as discontinued operations, and are recorded and disclosed as asset sales within continuing operations.

Under U.K. GAAP, items classified as exceptional do not meet the definition of "extraordinary" under U.S. GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

Under U.K. GAAP, shipping and handling costs are included in selling and distribution costs. Under U.S. GAAP, shipping and handling costs are included in cost of sales. Shipping and handling costs for the years ended December 31 2002, 2001 and 2000 were (pound)38.0m, (pound)36.3m and (pound)39.3m.

                                PREMIER FOODS PLC

CONSOLIDATED BALANCE SHEETS

Under U.K. GAAP, Premier classifies non-current receivables due later than one year as current assets. Non-current receivables are classified as non-current assets under U.S. GAAP.

Under U.K. GAAP, debt issuance costs are netted against the related debt balances and are amortised over the term of the underlying debt. Under U.S. GAAP, debt issuance costs are capitalised as assets on the balance sheet, separate from the related debt, and are amortised over the term of the underlying debt.

RECENTLY ISSUED ACCOUNTING STANDARDS

UNITED STATES

SFAS NO. 146

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. Premier does not expect this statement to have a material impact on the financial statements.

FIN 45

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". The Interpretation expands on the accounting guidance of FAS 5, "Accounting for Contingencies", FAS 57, "Related Party Disclosures", and FAS 107, "Disclosures about Fair Value of Financial Instruments", and incorporates without change the provisions of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. Premier is currently evaluating the impact of this statement on its results of operations and financial position.

FIN 46

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for Premier's December 31, 2003 financial statements. Premier does not believe it has any variable interest entities and do not expect this statement to have a material impact on the financial statements.

                                PREMIER FOODS PLC

                SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

           We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2002. The selected historical combined and consolidated financial data as of and for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 are derived from our historical consolidated financial statements included elsewhere in this annual report, which have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants. The selected historical combined and consolidated financial data as of and for the two year period ended December 31, 1999 are derived from our historical combined and consolidated financial statements not included in this annual report. The selected historical combined and consolidated financial data as of and for the year ended December 31, 1999 was audited by PricewaterhouseCoopers, independent Chartered Accountants. The selected combined and consolidated financial data as of and for the year ended and at December 31, 1998 was audited by KPMG Audit PLC, independent Chartered Accountants.

           The audited selected historical combined and consolidated financial statements of Premier have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP are summarized in Note 24 to our audited historical financial statements included elsewhere in this annual report.

           You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in the "Operating and Financial Review and Prospects" and our audited historical combined and consolidated financial statements and the related notes thereto included elsewhere in this annual report.

                                PREMIER FOODS PLC

                SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

                                                  1998(9)       1999(9)         2000          2001          2002         2002(1)
                                                                              RESTATED      RESTATED
                                                ------------  ------------  -------------  ------------  ------------  ------------
                                                                       (POUND) MILLIONS EXCEPT FOR EBITDA MARGIN
Profit and Loss Data:
Amounts in accordance with U.K. GAAP:
     Turnover
        Continuing...........................  (pound)800.9  (pound)854.3   (pound)818.5   (pound)845.2  (pound)826.7      $1,330.6
        Acquisitions (2).....................          -             -             -              -              55.6          89.5
        Discontinued.........................         289.3         234.8          215.1            4.1           0.2           0.3
                                                ------------  ------------  -------------  ------------  ------------  ------------
            Subtotal.........................(pound)1,090.2 (pound)1,089.1(pound)1,033.6   (pound)849.3  (pound)882.5      $1,420.4
     Operating profit (before operating
        exceptional items) (3)
        Continuing...........................   (pound)46.4   (pound)54.7    (pound)60.1    (pound)64.3   (pound)70.7        $113.8
        Acquisitions (2).....................           -             -              -              -             6.9          11.1
        Discontinued.........................          11.9           9.4            9.1           (0.8)         (0.1)         (0.2)
                                                ------------  ------------  -------------  ------------  ------------  ------------
            Subtotal.........................   (pound)58.3   (pound)64.1    (pound)69.2    (pound)63.5   (pound)77.5        $124.7

     Profit / (loss).........................  ((pound)29.1  ((pound)32.6)   ((pound)8.6)  ((pound)28.5)  (pound)16.3         $26.2

Amounts in accordance with U.S. GAAP:
     Net sales...............................(pound)1,090.2 (pound)1,089.1(pound)1,033.6   (pound)849.3  (pound)882.5       1,420.4
     Income / (loss) from operations (4).....          24.5          (13.1)         58.1           90.4          60.8          97.9
     Net income / (loss).....................    (pound)2.0   ((pound)45.5) ((pound)13.4)   (pound)37.8   (pound)14.1         $22.7

Other Financial Data:
Amounts derived under U.K. GAAP:
     EBITDA (5)..............................  (pound)81.5      (pound)87.7  (pound)91.5    (pound)82.1   (pound)103.1       $165.9
     EBITDA margin (6).......................          7.5%             8.1%         8.9%           9.7%          11.7%       11.7%
     Depreciation and amortization (7) ......  (pound)23.2      (pound)23.6  (pound)22.3    (pound)18.6    (pound)26.0        $41.8
     Capital expenditure (8).................         44.1             23.0         26.5           20.1           17.3         27.8

Amounts derived under U.S. GAAP:
     EBITDA (5)..............................  (pound)75.9     (pound)29.7   (pound)87.5   (pound)112.9    (pound)81.3       $130.9
     EBITDA margin (6).......................          7.0%            2.7%          8.5%          13.3%           9.2%         9.2%
     Depreciation and amortization (7).......  (pound)51.4     (pound)42.8   (pound)29.4    (pound)22.5    (pound)20.5        $33.0
     Capital expenditure (8).................         44.1            23.0          26.5           20.1           17.3         27.8

Balance Sheet Data (at end of period):
Amounts in accordance with U.K. GAAP:
     Total assets............................ (pound)679.1    (pound)557.2  (pound)516.3   (pound)419.3  (pound)546.5        $879.6
     Net combined assets.....................        140.0         N/a           N/a            N/a           N/a              N/a
     Shareholder's deficit...................        N/a           (198.6)       (214.4)        (167.3)       (149.8)        (241.1)

Amounts in accordance with U.S. GAAP:
     Total assets............................ (pound)734.6   (pound)603.3   (pound)579.0   (pound)484.6  (pound)614.0        $988.2
     Net combined assets.....................        173.7         N/a            N/a            N/a           N/a             N/a
     Shareholder's deficit...................        N/a           (172.9)        (187.3)        (126.8)       (111.5)       (179.5)




                 See accompanying notes on the following pages.

                                PREMIER FOODS PLC

                SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA



(1) Amounts have been translated for convenience at the noon buying rate on December 31, 2002 of $1.6095 to(pound)1.00.

(2) Acquisitions comprise the acquisition of the ambient foods manufacturing business in the U.K. of Nestle SA.

(3) Aggregate U.K. GAAP exceptional items include both operating and non-operating exceptional items. See Note 3 to the audited historical consolidated financial statements of Premier for further information on operating and non-operating exceptional items for each of 2000, 2001 and 2002.

(4) Income / (loss) from operations in accordance with U.S.GAAP is defined herein as the sum of earnings from all operations, in each case before related net interest expense and taxation expense.

          The following table reconciles operating profit in accordance with U.K. GAAP to income from operations in accordance with U.S. GAAP:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                         2000          2001          2002
                                                                                      ------------  ------------  ------------
                                                                                                    (POUND) MILLIONS
            Operating profit (before operating exceptional items) in
                  accordance with U.K. GAAP...................................      (pound)69.2     (pound)63.5   (pound)77.5
                 Operating exceptional items as defined under U.K. GAAP.                   (1.6)          (12.2)        (16.8)
                 Non-operating exceptional items under U.K. GAAP............               (5.8)          (26.2)         (2.0)
            U.S. GAAP adjustments:
                 Pension costs......................................................        3.4             5.2           0.1
                 Amortization of goodwill........................................          (7.1)           (5.9)          3.1
                  Derivative financial instruments................................          -               0.9          (0.5)
                  Adjustments to U.K. GAAP loss on sale of
                  discontinued operations..........................................         -              65.1            -
                  Amortization of intangible assets...............................          -              -             (0.6)
                                                                                       ------------  ------------  ------------

            Income from operations in accordance with U.S. GAAP.............           (pound)58.1   (pound)90.4   (pound)60.8
                                                                                      ============  ============  ============


(5) We are required under the terms of the Indenture to provide, to the trustee and the holders of the Notes, all quarterly financial statements that would be required by Form 10-Q in U.K. GAAP with a reconciliation to U.S. GAAP of EBITDA, total assets, total debt and shareholder's equity. We have, therefore, included U.S. EBITDA in our selected financial information. In addition, our banking covenants under the Senior Credit Facility require ratios of total net interest and total net debt to EBITDA. We have, therefore, included U.K. EBITDA in our selected financial information. Further, we believe that the investor community commonly uses EBITDA, calculated in the manner defined below, as a measure of the operating performance of businesses.

          As presented herein, EBITDA represents, for U.K. GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments and any other non-cash income and non-cash charges. This definition is in accordance with the definition of EBITDA in our Senior Credit Facility.

          EBITDA, as calculated for U.S. GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation and amortization of goodwill and intangible assets.

          EBITDA is not a measurement of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.





                                       48

                                PREMIER FOODS PLC

                SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

          The following table reconciles operating profit presented under U.K.
          GAAP to EBITDA presented under U.K. GAAP to EBITDA:



                                                                                              YEAR ENDED DECEMBER 31,
                                                                                         2000          2001          2002
                                                                                      ------------  ------------  ------------
                                                                                                     (POUND) MILLIONS

            Operating profit before operating exceptional items
            presented under U.K. GAAP....................................           (pound)69.2     (pound)63.5   (pound)77.5

                  Depreciation of fixed assets charged to operating profit                 22.0            16.1          18.8
                  Amortization of goodwill....................................              0.3             0.4           3.1
                  Amortization of intangible assets...........................              -               0.1           1.1
                 Amortization of pension prepayment......................                   -               2.0           2.6
                                                                                      ------------  ------------  ------------

            EBITDA presented under U.K. GAAP.........................                 (pound)91.5   (pound)82.1  (pound)103.1
                                                                                      ============  ============  ============


           The following table reconciles income from operations presented under U.S. GAAP to EBITDA presented under U.S. GAAP:



                                                                                              YEAR ENDED DECEMBER 31,
                                                                                         2000          2001          2002
                                                                                      ------------  ------------  ------------
                                                                                                    (POUND) MILLIONS

            Income from operations presented under U.S. GAAP... .....                 (pound)58.1     (pound)90.4   (pound)60.8

                  Depreciation of fixed assets charged to operating profit                 22.0            16.1          18.8
                  Amortization of goodwill.....................................             7.4             6.3           -
                  Amortization of intangible assets............................             -               0.1           1.7
                                                                                      ------------  ------------  ------------
            EBITDA presented under U.S. GAAP.........................                 (pound)87.5   (pound)112.9   (pound)81.3
                                                                                      ============  ============  ============


           The following table reconciles EBITDA presented under U.K. GAAP to EBITDA presented under U.S. GAAP:

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                         2000          2001          2002
                                                                                      ------------  ------------  ------------
                                                                                                     (POUND) MILLIONS

            EBITDA presented under U.K. GAAP............................            (pound)91.5     (pound)82.1  (pound)103.1
            U.S. GAAP adjustments:
                  Derivative financial instruments......................                    -               0.9          (0.5)
                 Operating exceptional items............................                   (1.6)          (12.2)        (16.8)
                 Non-operating exceptional items........................                   (5.8)          (26.2)         (2.0)
                 Sale of discontinued businesses........................                    -              65.1           -
                 Pension costs..........................................                    3.4             3.2          (2.5)
                                                                                      ------------  ------------  ------------
            EBITDA presented under U.S. GAAP............................            (pound)87.5    (pound)112.9   (pound)81.3
                                                                                      ============  ============  ============





                                PREMIER FOODS PLC

                SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA


(6) As presented herein, EBITDA margin represents, for U.K. GAAP presentation purposes, EBITDA divided by turnover from both continuing and discontinued operations. EBITDA margin as calculated for U.S. GAAP presentation purposes represents EBITDA divided by turnover. EBITDA margin is not a measure of operating performance calculated in accordance with U.S. GAAP or U.K. GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by U.S. GAAP or U.K. GAAP, or as a measure of profitability or liquidity. EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results. Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(6) Under U.K.GAAP, Depreciation and amortization consists of (i) depreciation of tangible fixed assets; (ii) amortization of intangible assets and goodwill; and (iii) amortization of pension prepayment. Under U.S.GAAP, Depreciation and amortization consists of (i) depreciation of tangible fixed assets; and (ii) amortization of intangible assets and goodwill.

(7) Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure. Capital expenditure in 1998 includes (pound)14.0 million for the purchase of the freehold estate of one of our major sites from a related company of Premier Holdings.

(8) The historical financial data for 1998 and 1999 has not been restated for the impact of FRS 19 "Deferred tax". The historical financial data for 1998 has not been restated as a result of the change in accounting policy in 2001 to classify certain sales deductions as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure as "selling and distribution costs" rather than a reduction in "sales".

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 OPERATING RESULTS

           The following is a discussion of our financial condition and consolidated results of operations for 2000, 2001 and 2002, and of the significant factors affecting them. You should read the following discussion in conjunction with the "Selected Historical Combined and Consolidated Financial Data" and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this annual report. You should note that our financial statements have been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP. The significant differences between U.K. GAAP and U.S. GAAP are described in Note 24 to our consolidated financial statements included elsewhere in this annual report.

OVERVIEW

           We manufacture and market grocery products for the retail grocery and food service markets in three principal product types: (i) canned foods, pickles and sauces; (ii) beverages; and (iii) spreads, (together our "grocery products business"). We also operate a potato packing and trading business supplying the retail grocery, food service and food manufacturing markets. Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies. Our products are sold under both private label and our popular brand names, which include HP canned foods, Typhoo tea, Cadbury's chocolate drink mixes, Branston and Haywards pickles, Sarsons vinegar, Loyd Grossman cooking sauces, Marvel powdered creamer, Chivers and Hartley's preserves, SunPat peanut butter, Rowntree's and Chivers jelly, Smash instant potato and Materne compote and jam. Until February 2001, when we disposed of our wines and spirits operations, we also had a private label wines and spirits bottling business.

SIGNIFICANT FACTORS AFFECTING OUR OPERATING RESULTS

ACQUISITIONS, DISPOSALS AND RESTRUCTURING

           We have historically pursued a strategy of both internal and external growth. As a result, we have made a number of acquisitions, dispositions and restructurings, which have affected our results of operations during the past three years. The following is a summary of our key acquisitions, dispositions and internal restructurings that we have undertaken since January 1, 2000.

o In January 2001, we sold our biscuits operations to Eubisco Limited, an affiliate of ours, for net proceeds of (pound)90.9 million, but retained our French biscuits distribution business. Eubisco Limited was formed by Hicks Muse in connection with its acquisition of Burton's Gold Medal Biscuits from Associated British Foods in October 2000. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

o In February 2001, we sold FE Barber Limited, our wines and spirits subsidiary for(pound)10.9 million. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

o In April 2001, we acquired the canned foods, pickles and sauces business of Stratford on Avon Foods Limited ("SonA"), for(pound)12.9 million. This business has been integrated into our existing canned foods, pickles and sauces operations.

o In September 2001, we acquired the "Lift" instant lemon tea business ("Lift") for(pound)8.3 million. This business has been integrated into our existing beverages operations.

o In October 2001, we acquired the assets and trade of Nelsons of Aintree Limited ("Nelsons"), a company manufacturing sweet preserves for(pound)7.5 million. This business was integrated into our existing spreads operations.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


o In May 2002, we acquired the ambient foods manufacturing business in the U.K. of Nestle SA for a net consideration of(pound)132.2 million ("Nestle"). The acquired business spans a broad range of product categories, including pickles, vinegars, sauces, sweet spreads, preserves and ambient desserts. The purchase price was funded by additional borrowings under the Senior Credit Facility (see "Liquidity and Capital Resources"). The rights to acquire the ambient foods manufacturing business in the Republic of Ireland of Nestle SA, which was included in the original acquisition agreement, was sold onto a management buy-in team in July 2002. The administrative functions of Nestle were integrated into our existing business by year end. A review of the manufacturing platform was completed in Quarter 1, 2003. We are currently in consultation with staff, with a view to closing the Hadfield factory in Manchester. It is intended that the operations will be integrated into our existing spreads factory in Cambridge and the pickles operation in Bury St. Edmunds. The integration should be completed by December 2003. We have made no provision at December 31, 2002 for the costs of integrating the manufacturing platform.

CURRENCY FLUCTUATION

           Although 84% of our business is conducted in the U.K., we have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

           Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. As of December 31, 2002, we had (pound)42.2 million nominal value of forward currency contracts, cross currency swaps and interest rate swaps, with an aggregate unrealized net loss of (pound)1.9 million on those instruments at that date.

           With respect to currency translation risk, the financial condition and results of operations of our non-U.K. businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The exchange rate has remained comparatively stable during 2000, 2001 and 2002. However, since September 2002, sterling has depreciated against the euro from (euro)1.59 to (euro)1.46 in March 2003. If this depreciation is sustained it will have a positive impact on our sales and operating profits as reported in pounds sterling in subsequent periods.

INDUSTRY FACTORS

           Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the U.K. as well as in continental Europe. In 1998, two of the major retail food chains in the U.K., Somerfield and KwikSave, merged. In addition, Wal-Mart entered the U.K. market through its 1999 acquisition of ASDA, one of the U.K.'s largest grocery retailers. In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France. In January 2003, Morrisons made an offer for Safeway. Interest has also been expressed by a number of other major multiple retailers and financial investors.

           This consolidation has increased price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One/Get One Free" in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns. While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


           There are a number of other trends which impact on our industry and us in particular. These include, among others an increase in consumers' preferences for branded rather than own label products, for fresh and chilled and convenience products, for "organic" products and the potential implications of genetically modified ingredients. An increase in the legislation regarding the food industry with particular regard to food safety and consumer information will also impact our business.

We are responding to all these actively to take advantage of opportunities and limit any negative impacts.

SEASONALITY

           Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters. Within our canned foods, pickles and sauces business, consumer demand for canned foods tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer and we generally have a significant increase in sales of our pickles and sauces during the pre-Christmas period. Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months. In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September.

           As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year. The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2002 are shown in the table below:


                                                                              FISCAL YEAR ENDED DECEMBER 31, 2002
                                                                 FIRST         SECOND         THIRD        FOURTH         TOTAL
                                                                QUARTER       QUARTER        QUARTER       QUARTER
                                                              ------------  -------------  ------------  ------------  ------------
                                                                                           (POUND) MILLIONS
SALES
Canned foods, pickles and sauces (1)....................           85.5          86.1           82.1          91.9         345.6
Beverages ..............................................           44.0          41.2           40.6          47.0         172.8
Spreads (2).............................................           40.1          39.2           39.7          39.4         158.4
                                                              ------------  -------------  ------------  ------------  ------------

                                                                  169.6         166.5          162.4         178.3         676.8
                                                              ============  =============  ============  ============

Acquisitions.............................................                                                                   55.6
Potatoes (3) ............................................                                                                  149.9
                                                                                                                       ------------

Turnover from continuing operations......................                                                                  882.3
                                                                                                                       ============



(1)       Excluding sales from Nestle of (pound)30.2 million.

(2)       Excluding sales from Nestle of (pound)25.4 million.

(3) Potatoes are excluded from the seasonality table, as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the U.K. potato harvest, which can vary significantly from year to year.






                                       53

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


OPERATING RESULTS

           The following table summarizes our operating results before operating exceptional items for each of 2000, 2001 and 2002. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this annual report. The results of operations for 2000, 2001 and 2002 presented below have been restated to reflect the disposal of our biscuits and wines and spirits operations in the first quarter of 2001 and the reclassification of certain products between product groups in 2002.


                                                                              YEAR ENDED DECEMBER 31,
                                                                % OF TOTAL                  % OF TOTAL                  % OF TOTAL
                                                                  SALES                        SALES                       SALES
                                                    2000                         2001                        2002
                                                 ------------  -------------  ------------  ------------  ------------  ------------
                                                                       (POUND) MILLIONS EXCEPT FOR PERCENTAGE DATA
  Sales
  Continuing operations
       Canned foods, pickles and
            sauces.................
                                                     337.6          32.7          362.4          42.7         375.8          42.6
       Beverages....................                 191.8          18.6          173.8          20.5         172.8          19.5
       Spreads.......................                156.6          15.1          151.4          17.8         183.8          20.8
       Potatoes.......................               132.5          12.8          157.6          18.5         149.9          17.0
                                                 ------------  -------------  ------------  ------------  ------------  ------------

  Total continuing operations....                    818.5          79.2          845.2          99.5         882.3          99.9
  Discontinued operations
       Biscuits and cookies    ........              159.6          15.4            -             -             -             -
       Wines and spirits............                  52.7           5.1            1.9           0.2           -             -
       Holco, Chivers Ireland                          2.8           0.3            2.2           0.3           0.2           0.1
              and others................
                                                 ------------  -------------  ------------  ------------  ------------  ------------

  Total discontinued operations...                   215.1          20.8            4.1           0.5           0.2           0.1

                                                 ------------  -------------  ------------  ------------  ------------  ------------

  Total sales.........................              1,033.6         100.0          849.3         100.0         882.5         100.0
  Cost of sales.......................               (788.8)        (76.3)        (660.9)        (77.8)       (653.8)        (74.1)
                                                 ------------  -------------  ------------  ------------  ------------  ------------

  Gross profit........................                244.8          23.7          188.4          22.2         228.7          25.9
  Selling and distribution
     expenses..........................              (142.9)        (13.8)         (98.1)        (11.5)       (110.0)        (12.5)
  Administrative costs..............                  (32.7)         (3.2)         (26.8)         (3.2)        (41.2)         (4.6)
                                                 ------------  -------------  ------------  ------------  ------------  ------------
  Operating profit before operating
      exceptional items...............                 69.2           6.7           63.5           7.5          77.5           8.8
                                                 ============  =============  ============  ============  ============  ============







                                       54

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


           The following table analyses our sales by geographical origin and geographical market for each of 2000, 2001 and 2002. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this annual report.

                                                    TURNOVER BY GEOGRAPHICAL ORIGIN            TURNOVER BY GEOGRAPHICAL MARKET
                                                   2000          2001           2002          2000          2001          2002
                                                -----------------------------------------  ----------------------------------------
                                                         (POUND) MILLIONS                          (POUND) MILLIONS

  U.K................................               694.9         723.4         763.8          681.9         712.3         741.5
  Mainland Europe................                   123.6         121.8         118.5          129.3         124.4         129.3
  Other countries...................                  -             -             -              7.3           8.5          11.5
                                                ------------  ------------  -------------  ------------  ------------  ------------
  Continuing operations...........                  818.5         845.2         882.3          818.5         845.2         882.3
  Discontinued operations.........                  215.1           4.1           0.2          215.1           4.1           0.2
                                                ------------  ------------  -------------  ------------  ------------  ------------

  Total................................           1,033.6         849.3         882.5        1,033.6         849.3         882.5
                                                ============  ============  =============  ============  ============  ============


           The review of accounting policies in 2001 required by FRS 18 "Accounting Policies" identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution expenses" rather than a reduction in "sales". This change of policy was adopted in 2001 and the 2000 comparatives have been restated accordingly (see Notes 1 and 2 to the Consolidated Financial Statements under Item 18).

           "Sales" is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates, value added tax and other sales related taxes. Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Sales are also referred to as "Turnover" in the audited consolidated historical financial statements and accompanying notes included elsewhere in this annual report. We derive our sales principally from selling canned foods, beverages, spreads, pickles and sauces and potatoes. Our principal geographic markets are the U.K., which accounted for approximately 83.3%, 84.3% and 84.0% and France, which accounted for 11.1%, 10.1% and 9.8% of the sales of our continuing operations in 2000, 2001 and 2002, respectively. Sales of our own branded products represented approximately 41% of our 2002 sales for our total business and 49% of our grocery products business. The remaining sales principally comprised private label, unbranded food service and sales of commodity products.

           "Cost of sales" consists of costs directly attributable to manufacturing, including raw materials, packaging, labor, energy, other utilities and overhead costs attributable to the manufacturing processes and factories. Principal raw materials we use include tea, sugar, vegetables, fruit and cocoa. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, costs for the storage of our raw material and finished goods inventory, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

           "Selling and distribution expenses" consist of selling costs, which include advertising, direct and indirect marketing, costs of promotions and labor and overhead costs attributable to the sales function. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Distribution costs include freight, warehousing, labor and overhead costs attributable to the distribution function.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The division of our products into "branded" and "private label" makes the comparison of gross profit after marketing expenses the principal measurement tool to determine the profitability of our product lines. This is because the higher sales value of branded products yields higher gross margins but the branded products require significant marketing expenditure. Therefore, to be able to compare similar branded and private label products it is necessary to deduct the marketing expenditure incurred in supporting the branded products.

           "Administrative expenses" comprise labor and costs directly attributable to the finance, human resources, procurement, information technology and general management functions.

           "Net interest expense" principally comprises interest paid on our Notes, our Senior Credit Facility and overdrafts less interest receivable on cash deposits. Also included in our interest expense is the amortization of the capitalized debt issuance costs and exchange gains or losses on our U.S. dollar-denominated Notes.

           "Tax" principally comprises income taxes to which we are subject in the various countries in which we have operations. We attempt to minimize the tax payable in each jurisdiction by using appropriate tax strategies. Our current high level of leverage (and hence interest payable) reduces our tax payable on our operating profit. Our tax payable is likely to increase as we repay our debt under the Senior Credit Facility and hence reduce our net interest payable.


YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

CONTINUING OPERATIONS

           SALES. Sales from continuing operations were (pound)882.3 million for 2002, an increase of (pound)37.1 million, or 4.4%, as compared to sales for 2001 of (pound)845.2 million. The increase in sales was principally due to the acquisition of the U.K. ambient food business of Nestle, which contributed (pound)55.6 million of sales in 2002 and increased spreads sales of (pound)7.0 million, principally as a result of Nelsons contributing to sales for the full year. The increase in sales was offset by a reduction of (pound)7.7 million in the value of sales of potatoes and a reduction of (pound)16.8 million in sales in our existing canning, pickles and sauces business (i.e. excluding Nestle).


           CANNED FOODS, PICKLES AND SAUCES

           Sales of canned foods, pickles and sauces were (pound)375.8m for 2002, an increase of (pound)13.4 million, or 3.7%, over sales of (pound)362.4 million for 2001. The acquisition of Nestle contributed sales of (pound)30.2 million from date of acquisition to year end. Excluding Nestle, sales in our existing business decreased by (pound)16.8 million as a result of the business exiting a number of low-margin contracts.

           BEVERAGES

           Sales of beverages were (pound)172.8 million for 2002, a decrease of (pound)1.0 million, or 0.6%, compared to sales of (pound)173.8 million for 2001. Our chocolate beverages business continued to perform well with sales for the full year 3.4% ahead of last year. A decrease in our tea sales during 2002 was due to the exit from marginal and under-performing contracts with increased competition in the own label tea market due to excess capacity, offset by growth in sales of our Typhoo brand through the major multiple retailers.


           SPREADS

           Sales of spreads were (pound)183.8 million for 2002, an increase of (pound)32.4 million, or 21.4%, as compared to sales of (pound)151.4 million for 2001. The acquisition of Nestle contributed sales of (pound)25.4 million from date of acquisition to year end. The remaining increase in sales is principally due to an additional (pound)8.5 million from Nelsons contributing to sales for a full 12 months in 2002; the business was acquired in October 2001.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           POTATOES

           Sales of potatoes were (pound)149.9 million for 2002, a decrease of (pound)7.7 million or 4.9%, as compared to sales of (pound)157.6 million for 2001. An average decrease of 15.0% in the price per tonne sold during 2002 arose from a very good 2002 harvest, which reduced market prices of potatoes in the second half of 2002. The tonnage of potatoes sold in 2002 was 986,000 tonnes, an increase of 105,000 tonnes, or 11.9%, on 2001. The profitability of this business is not directly linked to the market price of potatoes and hence sales value, but rather to the volume of potatoes sold.


DISCONTINUED OPERATIONS


           The (pound)0.2 million of sales by discontinued operations in 2002 represents sales made by a non-core non-grocery business, which was put into liquidation in March 2002.


PREMIER CONSOLIDATED


           GROSS PROFIT. Gross profit before operating exceptional items for our continuing operations including Nestle was (pound)228.7 million for 2002, an increase of (pound)40.7 million, or 21.6%, compared to gross profit on continuing operations before operating exceptional items of (pound)188.0 million for 2001. Excluding Nestle, gross profit before operating exceptional items for continuing operations was (pound)206.2 million, an increase of (pound)18.2 million, or 9.7%, over 2001. Gross margin including Nestle increased to 25.9% in 2002 from 22.2% in 2001. Excluding Nestle, gross margins increased to 24.9% in 2002 from 22.2% for 2001. The principal causes of the increase in gross margin were an increase in the branded mix of our beverages business combined with operating efficiencies and the recovery of our French preserves business from the operational problems encountered last year. In addition, the elimination of underperforming contracts across the business and the decrease in sales by our potato business, both serve to reduce sales whilst the gross profit in value terms remains relatively unchanged.


           SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses before operating exceptional items were (pound)110.0 million for 2002, an increase of (pound)11.9 million, or 12.1%, compared to selling and distribution expenses before operating exceptional items of (pound)98.1 million for 2001. The principal cause of the increase in selling and distribution expenses before operating exceptional items was from the acquisition of Nestle, which increased selling and distribution expenses by (pound)8.6 million from date of acquisition to year end. The additional (pound)3.3 million increase relates to increases in our advertising expenditure on our major brands.


           ADMINISTRATIVE COSTS. Administrative costs before operating exceptional items were (pound)41.2 million for 2002, an increase of (pound)14.4 million, or 53.7%, compared to administrative costs before operating exceptional items of (pound)26.8 million for 2001. The principal causes of the increase related to Nestle, which incurred administrative costs of (pound)7.0 million from date of acquisition to year end. The remaining increases in expenditure principally resulted from an increase of (pound)3.0 million in the bonus payable to our employees, a reclassification of (pound)2.0 million of expenditure from selling and distribution expenses to administrative costs following the merger of our French preserves manufacturing and biscuits distribution operations, an increase in the amortization of goodwill of (pound)0.8 million reflecting a full year's amortization of the goodwill arising on the businesses acquired during 2001 and an increase of (pound)0.6 million in the amortization of the pension prepayment.



           OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items was (pound)77.5 million for 2002, an increase of (pound)14.0 million, or 22.0%, over operating profit before operating exceptional items of (pound)63.5 million for 2001. The principal causes of the increase in operating profit before operating exceptional items was the acquisition of Nestle in May 2002, which contributed (pound)6.9 million. Operating margin increased to 8.8% for 2002 from 7.5% for 2001. This improvement in operating margins reflects the increase in gross profit partly offset by the additional marketing and administrative expenditure.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           OPERATING EXCEPTIONAL ITEMS. Operating exceptional items in 2002 comprise the following principal items:

o (pound)3.8 million in relation to reductions in manning and changes to shift patterns at our Moreton tea factory;

o (pound)3.0 million of costs relating to the relocation of our principal administrative office to St Albans and the closure of our Histon and Hampstead administrative functions;

o (pound)2.4 million of costs relating to the closure of our Nelsons spreads factory in Aintree and the relocation of production to our Histon spreads factory;

o (pound)2.1 million of costs relating to the Nestle acquisition and the subsequent integration of its administrative functions with those of Premier. The review of the manufacturing platform was not completed until the first quarter of 2003. Therefore, no provision has been made for the costs of this integration at December 31, 2002;

o (pound)2.1 million of costs relating to the closure of our North Walsham canned foods factory. This factory was closed in the fourth quarter of 2002 and the production integrated into our canned foods factories at Wisbech and Long Sutton; and

o (pound)2.1 million in relation to further restructuring of our French spreads and biscuits distribution operation following the integration of the businesses in 2001.

Operating exceptional items in 2001 comprise the following items:

o a charge of(pound)4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites. This charge includes the redundancy costs of approximately 165 administration staff;

o a charge of (pound)3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site. This charge includes the redundancy costs of approximately 130 production and administration staff; and

o a charge of (pound)4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.


           NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional items in 2002 comprise the following principal items:

o a loss on the liquidation of a non-core non-grocery subsidiary of(pound)0.4 million; and

o a loss on disposal of surplus properties and other fixed assets of(pound)1.6 million.

Non-operating exceptional items in 2001 comprise the following principal items:

o a loss on disposal of(pound)25.5 million on the sale of our biscuits operations. This includes the write-off of(pound)53.0 million of goodwill that had previously been written off to reserves;

o a loss on disposal of our wines and spirits operations of(pound)4.1 million; and

o         a profit on disposal of surplus properties of(pound)3.4 million.


           NET INTEREST PAYABLE. Net interest payable was (pound)36.4 million for 2002, which comprised (pound)6.3 million of amortization charges on our capitalized debt issuance costs, (pound)13.2 million of exchange gains on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)43.3 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was (pound)52.7 million for 2001, which comprised (pound)7.5 million of amortization charges on our capitalized debt issuance costs, (pound)3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. The increase of net interest payable in 2002 on the

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Notes, our Senior Credit Facility and other borrowings and cash was principally due to the additional debt raised under our Senior Credit Facility to fund the Nestle acquisition offset by reduction in debt through cash generated from our operating activities and a decrease in market interest rates applicable to our Senior Credit Facility.

           TAXATION CHARGE ON PROFIT / (LOSS) ON ORDINARY ACTIVITIES. The tax charge on profit on ordinary activities was (pound)6.0 million for 2002 as compared to a tax charge of (pound)0.9 million for 2001. The tax charge in 2001 has been restated following the implementation of FRS 19 "Deferred tax".


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

CONTINUING OPERATIONS

           SALES. Sales from continuing operations were (pound)845.2 million for 2001, an increase of (pound)26.7 million, or 3.3%, as compared to sales for 2000 of (pound)818.5 million. The increase in sales was principally due to (i) an increase of (pound)25.1 million in the value of sales of potatoes following an increase in the market price of potatoes due to a poor U.K. harvest in the second half of 2000; and (ii) the acquisitions of (a) SonA in April 2001, which contributed (pound)19.9 million of sales in 2001; (b) Lift, which contributed (pound)1.2 million of sales in 2001; and (c) Nelsons, which contributed (pound)6.0 million of sales in 2001. The increase in sales was offset by a reduction in tea sales of (pound)18.0 million and a decrease in sales by our existing spreads businesses of (pound)5.2 million.

           CANNED FOODS, PICKLES AND SAUCES

           Sales of canned foods, pickles and sauces were (pound)362.4 million for 2001, an increase of (pound)24.8 million, or 7.3%, over sales of (pound)337.6 million for 2000. The increase in sales was primarily due to (i) a (pound)5.2 million, or 20.5%, increase in sales by Jonker Fris (which we acquired in April 1999) as we continued to leverage the synergies available following the acquisition; and (ii) sales of (pound)19.9 million from the trade acquired from SonA.

           BEVERAGES

           Sales of beverages were (pound)173.8 million for 2001, a decrease of (pound)18.0 million, or 9.4%, compared to sales of (pound)191.8 million for 2000. The decrease in sales was due to a reduction in both sales value and volume of branded tea as a result the repositioning of our marketing strategy in the middle of 2000 away from "Buy One Get One Free" and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing program. The effect of the change in marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit. The acquisition of Lift, which we acquired in September 2001, contributed (pound)1.2 million in sales.

           SPREADS

           Sales of spreads were (pound)151.4 million for 2001, a decrease of (pound)5.2 million, or 3.3%, as compared to sales of (pound)156.6 million for 2000. The decrease in sales was principally due to (i) a competitive U.K. market which led to a (pound)3.6 million decrease in sales by our existing U.K. operation; and (ii) a (pound)7.1 million decrease in sales by our French operation due to distribution problems that arose during the integration of our French preserves and biscuits operations. This decrease was offset by sales of (pound)6.0 million from Nelsons, which we acquired in October 2001.

           POTATOES

           Sales of potatoes were (pound)157.6 million for 2001, an increase of (pound)25.1 million, or 18.9%, as compared to sales of (pound)132.5 million for 2000. The increase arose from an average 44.0% increase in the price per tonne sold during the first half of 2001 following the poor U.K. potato harvest in the second half of 2000. The tonnage of potatoes sold in 2001 was 881,000 tonnes, an increase of 16,500 tonnes, or 1.9%, on 2000.

DISCONTINUED OPERATIONS


           Sales of wines and spirits were (pound)1.9 million for January 2001. The wines and spirits business was sold in February 2001. The remaining

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(pound)2.2 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.


PREMIER CONSOLIDATED


           GROSS PROFIT. Gross profit before operating exceptional items for our overall operations was (pound)188.4 million for 2001, a decrease of (pound)56.4 million, or 23.0%, compared to gross profit before operating exceptional items of (pound)244.8 million for 2000. The principal cause of the decrease in gross profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Gross margin decreased to 22.2% for 2001 from 23.7% for 2000. For continuing operations, gross profit before operating exceptional items was (pound)188.0 million for 2001, a decrease of (pound)10.1 million, or 5.1%, over gross profit before operating exceptional items of (pound)198.1 million for 2000. Gross margin for continuing operations decreased from 24.2% for 2000 to 22.2% for 2001. The principal causes of the decrease in gross margin was the repositioning of our tea marketing strategy and the increase in the market price of potatoes.


           SELLING AND DISTRIBUTION EXPENSES. Selling and distribution expenses before operating exceptional items were (pound)98.1 million for 2001, a decrease of (pound)44.8 million, or 31.4%, compared to selling and distribution expenses before operating exceptional items of (pound)142.9 million for 2000. The principal cause of the decrease in selling and distribution expenses before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing operations, selling and distribution expenses before operating exceptional items were (pound)97.6 million for 2001, a decrease of (pound)15.8 million, or 13.9%, over selling and distribution expenses before operating exceptional items of (pound)113.4 million for 2000. The principal causes of the decrease in selling and distribution expenses before operating exceptional items was the repositioning of our tea marketing strategy which reduced marketing costs on tea by (pound)19.1 million offset by an increase in marketing expenses for the other operations of (pound)5.9 million.


           ADMINISTRATIVE COSTS. Administrative costs before operating exceptional items were (pound)26.8 million for 2001, a decrease of (pound)5.9 million, or 18.0%, compared to administrative costs before operating exceptional items of (pound)32.7 million for 2000. The principal cause of the decrease in administrative costs before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing businesses, administrative expenses before operating exceptional items were (pound)26.1 million, an increase of (pound)1.5 million, or 6.1%, over administrative expenses before operating exceptional items of (pound)24.6 million for 2000. The principal causes of the increase were the acquisitions of the SonA and Nelsons.


           OPERATING PROFIT BEFORE OPERATING EXCEPTIONAL ITEMS. Operating profit before operating exceptional items was (pound)63.5 million for 2001, a decrease of (pound)5.7 million, or 8.2%, over operating profit before operating exceptional items of (pound)69.2 million for 2000. The principal cause of the decrease in operating profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Operating margin increased to 7.5% for 2001 from 6.7% for 2000. For continuing businesses, operating profit before operating exceptional items was (pound)64.3 million, an increase of (pound)4.2 million, or 7.0%, over operating profit before operating exceptional items of (pound)60.1 million for 2000. This improvement in operating margins reflects the reductions in selling and distribution expenses, partly offset by the decrease in gross profit, as discussed above.

           OPERATING EXCEPTIONAL ITEMS. Operating exceptional items in 2001 comprise the following principal items:

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


o a charge of(pound)4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites. This charge includes the redundancy costs of approximately 165 administration staff;

o a charge of (pound)3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site. This charge includes the redundancy costs of approximately 130 production and administration staff; and

o a charge of (pound)4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Operating exceptional items in 2000 comprise the following item:

o a charge of(pound)1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities.


           NON-OPERATING EXCEPTIONAL ITEMS. Non-operating exceptional items in 2001 comprise the following principal items:

o a loss on disposal of(pound)25.5 million on the sale of our biscuits operations. This includes the write off of(pound)53.0 million of goodwill that had previously been written off to reserves;

o a loss on disposal of our wines and spirits operations of(pound)4.1 million; and

o          a profit on disposal of surplus properties of(pound)3.4 million.

Non-operating exceptional items in 2000 comprise the following principal items:

o a charge of(pound)4.2 million, which was an adjustment to the loss on disposal of subsidiaries, which were disposed of in prior years; and

o         a loss on disposal of surplus properties of(pound)1.6 million.


           NET INTEREST PAYABLE. Net interest payable was (pound)52.7 million for 2001, which comprised (pound)7.5 million of amortization charges on our capitalized debt issuance costs, (pound)3.6 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was (pound)67.9 million for 2000, which comprised (pound)5.8 million of amortization charges on our capitalized debt issuance costs, (pound)10.0 million of exchange losses on the translation of the principal amount of the U.S. dollar denominated Notes and a net (pound)52.1 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. The decrease of net interest payable in 2001 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the utilization of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.


           TAXATION CHARGE ON PROFIT / (LOSS) ON ORDINARY ACTIVITIES. Tax on loss on ordinary activities was (pound)0.9 million for 2001 as compared to a tax charge of (pound)2.5 million for 2000. The tax charge in 2001 and 2000 has been restated following the implementation of FRS 19 "Deferred tax".

SIGNIFICANT ACCOUNTING POLICIES

           Our accounting policies are described in Note 1 of the Notes to our Consolidated Financial Statements included in this annual report. Certain of our accounting policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate. Our significant accounting policies include:

           OVER-RIDER DISCOUNTS AND CUSTOMER REBATES Our over-rider discounts and customer rebates reserve is established on our best estimate of the amounts necessary to meet claims made by our customers in respect of these discounts and

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

rebates. Provision is made at the time of sale and released, if unutilized, once the likelihood of such a claim being made has become remote.

           PENSION BENEFITS The determination of our obligation and expense for pension benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 6 and Note 24 of the Notes to our Consolidated Financial Statements included in this annual report and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation. In accordance with both U.K. and U.S. generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in such future periods. We are guided in selecting our assumptions by our independent actuaries and, while we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension obligations and our future pensions expense.

           VALUATION OF GOODWILL, INTANGIBLE AND OTHER FIXED ASSETS Under U.K. GAAP, Premier's accounting policy is to amortize property, plant and equipment, goodwill and intangible assets over their estimated useful lives. Estimated useful lives are based on management's estimates of the period that the assets will generate revenue. For the differences between U.K. GAAP and U.S. GAAP accounting policies in respect of the valuation of goodwill, intangible assets and other fixed assets see Note 24 to the consolidated financial statements included elsewhere in this annual report. We additionally consider whether any of the property, plant and equipment, goodwill and intangible assets may have become impaired whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Factors considered important which could trigger an impairment review include the following:

o under performance relative to historical or projected future operating results;

o changes in the manner of use of the assets or the strategy for the overall business; and

o         negative industry or economic trends.

When we determine that the carrying value of the asset concerned may have been impaired, we record an impairment charge. The impairment charge is determined by estimating the recoverable value of the asset using an appropriate method for that asset.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

LIQUIDITY AND CAPITAL RESOURCES

           Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility. Approximately (pound)77.3 million was available to us at December 31, 2002 for borrowing under the Working Capital Facility, of which up to (pound)54.9 million may be used for guarantees and letters of credit.

CASH FLOW

NET CASH FLOW FROM OPERATING ACTIVITIES

           Net cash flow generated from operating activities (cash flow before interest, capital expenditure, tax and dividends, but after working capital movements and cash flows relating to operating exceptional items) was an inflow of (pound)98.8 million for 2002, an increase of (pound)17.1 million over net cash flow from operating activities of (pound)81.7 million for 2001, and an increase of (pound)8.6 million over net cash flow from operating activities of (pound)90.2 million for 2000. The table below analyses the decrease in net cash flow generated from operating activities:

                                                                                   2000          2001          2002
                                                                                              (POUND) MILLIONS

Operating profit for continuing operations                                           60.1          64.3          77.6
Depreciation and amortization for continuing operations                              16.1          18.6          25.6
Operating cash outflow for discontinued operations                                   (2.7)         (0.8)         (0.1)
Working capital movements for continuing operations                                  31.9          13.1           8.9
Exceptional items                                                                   (15.2)        (13.5)        (13.2)
                                                                                ------------  ------------  ------------

Net cash inflow from operating activities                                            90.2          81.7          98.8
                                                                                ============  ============  ============


           Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs.

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

           We made capital expenditures of (pound)17.3 million in 2002. We made capital expenditures of (pound)20.1 million and (pound)26.5 million in 2001 and 2000, respectively. We believe that our manufacturing facilities are generally in good condition, and as we have improved the efficiency of our manufacturing facilities with our capital expenditure program during the three years ended December 31, 2002, capital expenditures are now expected to run in line with depreciation. We have budgeted to spend (pound)19.4 million on capital expenditure in 2003. We expect to fund future capital expenditure from our operating activities and borrowings under the Senior Credit Facility. The Senior Credit Facility places a limit on permitted capital expenditure of (pound)18.8 million for 2003 and for each year thereafter. We have the right to carry forward the excess by which the limit exceeds the actual capital expenditure, up to a maximum amount of one third of the previous year's permitted capital expenditure for use within the first six months of the following financial year. We believe that the excess carried forward from 2002 for utilization in 2003 will be sufficient to enable us to meet our budgeted capital expenditure plans for 2003, without breaching the capital expenditure set within the Senior Credit Facility. In the event that we do not have sufficient excess, we will reduce our capital expenditure plans accordingly.

RETURN ON INVESTMENTS, SERVICING OF FINANCE AND CHANGES IN FINANCE

           We have significant debt service and repayment obligations under the Senior Credit Facility and the Notes. The maturity profile of our Notes, secured credit facilities, other debt and payments due under our finance and operating leases is set out in the table below.

                                                     TERM A          TERM B         OTHER DEBT        FINANCE          TOTAL
                                   THE NOTES        FACILITY        FACILITY                          LEASES            DEBT
                                 -------------------------------------------------------------------------------------------------
                                                                            (POUND) MILLIONS
Maturing in:
Less than 1 year                          -              27.0              -               3.2              0.1            30.3
1 to 2 years                              -              36.0              -               -                -              36.0
2 to 3 years                              -              50.0              -               -                -              50.0
3 to 4 years                              -              52.0              -               -                -              52.0
4 to 5 years                              -              59.3             34.0             -                -              93.3
More than 5 years                       199.2             -               34.0             9.4              -             242.6
                                 --------------  ---------------  --------------  ---------------  --------------  ---------------

                                        199.2           224.3             68.0            12.6              0.1           504.2
                                 ==============  ===============  ==============  ===============  ==============  ===============




                                                                     TOTAL         OPERATING    CAPITAL COMMITMENTS     TOTAL
                                                                      DEBT          LEASES                               DEBT
                                                                 -----------------------------------------------------------------
                                                                                            (POUND) MILLIONS
Maturing in:
Less than 1 year                                                         30.3              4.0             1.4            35.7
1 to 2 years                                                             36.0              3.1             -              39.1
2 to 3 years                                                             50.0              2.1             -              52.1
3 to 4 years                                                             52.0              1.4             -              53.4
4 to 5 years                                                             93.3              1.3             -              94.6
More than 5 years                                                       242.6              4.3             -             246.9
                                                                 ---------------  --------------  --------------  ----------------

                                                                        504.2             16.2             1.4           521.8
                                                                 ===============  ==============  ==============  ================


           We paid net interest on our Notes, the Senior Credit Facility, overdrafts and cash balances of (pound)47.4 million in 2002 compared to net interest paid on our Notes, the Senior Credit Facility, overdrafts and cash balances in 2001 of (pound)44.5 million. The increase in interest paid is principally due to the additional debt raised under the supplemental agreement to the Senior Credit Facility to fund the Nestle acquisition offset by a reduction in net debt from cash generated through our operations and a general decrease in prevailing market interest rates.

SENIOR CREDIT FACILITY

           On May 27, 2002, we executed a Supplemental Agreement to the Senior Credit Facility that permitted one of our subsidiaries to borrow an additional (pound)135.0 million under the Senior Credit Facility to fund our acquisition of the ambient food business in the U.K. of Nestle SA. The Supplemental Agreement amended certain terms in the Senior Credit Facility, including the amortization schedule of the facilities. Following the completion of the acquisition, the Term A Facility is required to be repaid in semi-annual instalments with final maturity in December 2007. The Term B Facility is required to be repaid in two instalments with 50% repayable in June 2008 and the balance repayable in December 2008. The Working Capital Facility will cease to be available on December 31, 2007. In addition, the Working Capital Facility was reduced from (pound)125.0 million to (pound)100.0 million.

           The Senior Credit Facility provides for (pound)392.3 million of loan facilities comprised of (i) two Term facilities, (the "Term A" and "Term B" Facilities); and (ii) a Working Capital Facility.

           The Term A Facility is for an amount of up to (pound)224.3 million and the Term B Facility is for an amount of up to (pound)68.0 million. The Working Capital Facility in the amount of up to (pound)100.0 million is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           Borrowings under the Senior Credit Facility at December 31, 2002 comprised (pound)224.3 million under the Term A Facility and (pound)68.0 million under the Term B Facility. Of the (pound)100.0 million of Working Capital Facility, (pound)nil was drawn at December 31, 2002 and (pound)22.7 million was utilized for general corporate purposes. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates.

           At December 31, 2002, the Term A Facility is required to be repaid in semi-annual instalments commencing on June 30, 2002 with final maturity on December 31, 2007. The Term B Facility is required to be repaid in two instalments with 50% repayable on June 30, 2008 and the balance repayable in December 31, 2008. The Working Capital Facility will cease to be available on December 31, 2007.

           Under the Senior Credit Facility, we are required to make prepayments in full immediately upon the occurrence of certain events, including a change of control (as defined therein) or any asset sale (as defined therein). We are also required to make mandatory prepayments with the first (pound)100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event and the net proceeds from disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period. In addition, a percentage of our excess cash flow must be applied in prepayment of the Senior Credit Facility. The percentage is initially 75% but reduces in two equal steps to 25% dependent upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.

THE NOTES

           In August 1999, we issued $200.0 million aggregate principal amount 12% Senior Notes due 2009 (the "Dollar Notes") and (pound)75 million aggregate principal amount 12 1/4% senior Notes due 2009 (the "Sterling Notes", and together with the Dollar Notes, the "Notes"). The Notes were subsequently exchanged for SEC-registered Notes in July 2000 on the same terms and conditions by the holders. The Notes will mature on September 1, 2009, unless redeemed at our option at an earlier date. Cash interest on the Dollar Notes accrues at a rate of 12% per annum and are payable in cash semi-annually on March 1 and September 1 of each year. Cash interest on the Sterling Notes accrues at a rate of 12 1/4% per annum and are payable in cash semi-annually on March 1 and September 1 of each year.

           The Notes may be redeemed at our option at any time on or after September 1, 2004, in whole or in part. At any time on or prior to September 1, 2004, the Notes may also be redeemed as a whole upon the occurrence of a change of control (as defined in the Indenture).

           The Indenture governing the Notes contains covenants limiting our ability to:

          o         incur additional debt;

          o         transfer and sell assets;

          o         enter into transactions with our affiliates; and

          o pay dividends or make any other distributions on our capital stock.

          These covenants are subject to a number of important limitations and exceptions.

INTERCOMPANY LOANS

           Pursuant to an intercompany loan agreement dated August 10, 1999 entered into between Premier and Premier Financing (the "Intercompany Loan"), Premier lent an amount equal to the proceeds of the original offering to Premier Financing, the proceeds of which were used by Premier Financing to purchase preference shares of Premier Holdings. Interest is to be payable on the dates and at the rate that interest is payable under the Notes. The Intercompany Loan has the same maturity as the Notes. Premier Financing's ability to pay interest on, and to repay principal amounts borrowed under, the Intercompany Loan is dependent upon funds generated from the operations of its operating subsidiaries and on those subsidiaries' ability to pay dividends and make other distributions to Premier Financing. The Intercompany Loan is subordinated to the Senior Credit Facility pursuant to a subordination deed.

                                PREMIER FOODS PLC

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           Premier also borrowed (pound)9.3 million from an affiliated company. This loan is unsecured, interest free subordinated to the Senior Credit Facility and is repayable in full on July 31, 2009.

GENERAL CONSIDERATIONS

           Premier Foods plc is a holding company and does not have operations of its own. It relies on dividends and payments on the Intercompany Loan to make payments on the principal and interest of the Notes. Premier Financing is also a holding company and does not directly conduct any business operations. Premier Financing relies on dividends and other payments from our operating subsidiaries to generate funds to fulfill its obligations under the Intercompany Loan. The ability of Premier Financing, the borrower of the Senior Credit Facility, to make dividends and other payments is restricted by the terms of the Senior Credit Facility and the subordination deed. Furthermore, the right of the noteholders to receive payments on the Notes is structurally subordinated to all liabilities of our subsidiaries.

           While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

MATERIAL DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

           U.K. GAAP differs in certain significant respects from U.S. GAAP. The differences applicable to us principally relate to goodwill amortization, pensions, derivative financial instruments and deferred tax. A summary of the significant differences as they affect us are set out in Note 24 of the notes to our combined and consolidated financial statements included elsewhere in this annual report.

RECENT ACCOUNTING PRONOUNCEMENTS

           A summary of the recent accounting standards as they affect us are set out in Note 24 of the notes to our combined and consolidated financial statements included elsewhere in this annual report.

                                PREMIER FOODS PLC

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

           The following discussion of our financial risk-management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

           Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates. The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability. Funding and management of the financial risks are the responsibility of our treasury committee, which is a sub-committee appointed by the Board of Directors.

           Under our financial policy, we use various financial instruments within specified limits to manage the primary market exposures associated with our underlying assets and liabilities, as well as with anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. These contracts are entered into with financial institutions in accordance with our treasury policies and procedures, thereby reducing the risk of credit loss. We use derivative financial instruments only for commercial purposes and financial purposes. We do not use derivative financial instruments for speculative purposes.

           The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2002 that were subject to changes in foreign currency exchange rates and interest rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

           In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

FOREIGN CURRENCY EXCHANGE RISK

           Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, swaps, options and currency borrowing / investments. It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation. We hedge all trading transaction exposures above an aggregate level of (pound)100,000. These transaction exposures are managed by each of our subsidiary companies unless considered material to the group. These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

           As of December 31, 2002, the contractual value and market value of our foreign currency forward purchase contracts were (pound)42.2 million and (pound)41.9 million, respectively.

           Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2002 is estimated to be (pound)7.2 million (2001: (pound)10.3 million).

INTEREST RATE RISK

           Changes in our market risk exposure during 2002 primarily involved the increase of interest rate risk due to the increase in our debt following the acquisition of Nestle. This exposure will decrease with the pay down of the Senior Credit Facility. We do not know of, nor do we expect, any significant increases in market risk exposure to be incurred in future reporting periods.

                                PREMIER FOODS PLC

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


           We pay interest at the following rates on our borrowings:

BORROWINGS                                           AMOUNT OUTSTANDING AT        INTEREST RATE PAYABLE        INTEREST RATE AT
                                                       DECEMBER 31, 2002                PER ANNUM              DECEMBER 31, 2002
                                                  ----------------------------- --------------------------- ------------------------

Term A Facility                                          (pound)224.3 million       LIBOR plus margin               6.034%
Term B Facility                                          (pound) 68.0 million       LIBOR plus margin               6.784%
Drawn Working Capital Facility                           (pound) nil                 LIBOR plus margin               6.034%
Working Capital Facility utilized                        (pound) 22.7 million            Various                     Various
   for other purposes
Unutilized Working Capital Facility                       (pound)77.3 million          0.25%-0.75%                   0.625%
U.S.$ 200 million Notes                                    U.S.$200.0 million              12.0%                     12.00%
(pound)75 million Notes                                    pound)75.0 million              12.25%                    12.25%



           The margin applicable to the Term A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2002, the margin applied to LIBOR on this facility was 2.0%. The margin applied to LIBOR at December 31, 2002 on the Term B Facility was 2.75%.

           The utilization of the Working Capital Facility for other purposes incurs fees dependent upon the purpose, for which, the facility is used. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2002, the margin applied to LIBOR in respect of commitment fees was 0.625%.

           Our borrowings are principally denominated in pounds sterling and U.S. dollars, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is partially determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt. In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

           An estimated hypothetical negative effect of a 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest costs per year of (pound)1.5 million based on our debt position as at December 31, 2002 (2001: (pound)0.8 million).

CREDIT RISK

           Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at December 31, 2002.

INFLATION

           We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.